Exhibit 99.1

Execution Version

Private & Confidential

AGREEMENT AND PLAN OF MERGER

by and among

IHS HOLDING LIMITED,

MTN GROUP LIMITED,

MOBILE TELEPHONE NETWORKS (NETHERLANDS) B.V.,

and

SUB-MERGER CO

Dated as of February 17, 2026

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 17, 2026 (the “Agreement Date”), by and among IHS Holding Limited, an exempted company with limited liability registered by way of continuation in the Cayman Islands (the “Company”), MTN Group Limited, a company incorporated under the laws of South Africa (“Parent”), Mobile Telephone Networks (Netherlands) B.V., a company incorporated under the laws of the Netherlands (“Holdings”), and Sub-Merger Co, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Holdings (“Merger Sub”). Merger Sub, Parent, Holdings and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”. Certain capitalized terms used in this Agreement are defined in Section 9.3(a).

RECITALS

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with Part 16 of the Companies Act (as revised) of the Cayman Islands (the “CICA”), the Parent Parties and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company (as defined in the CICA) (the “Surviving Company”);

WHEREAS, the Company Board has unanimously (i) determined that the terms of this Agreement, the Support Agreements, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company, (ii) approved and declared advisable the execution, delivery and performance of this Agreement, the Support Agreements, the Plan of Merger, the Merger and the other Transactions, and (iii) subject to Section 5.5, determined to recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement and the Plan of Merger, the Merger and the other Transactions, at the Company Shareholders Meeting;

WHEREAS, the Parent Board, the Holdings Board and the Merger Sub Board have each approved this Agreement and the Plan of Merger and declared it advisable for and in the best interests of Parent, Holdings and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and to consummate the Transactions;

WHEREAS, the Merger Sub Board has recommended the authorization and approval (as applicable) of this Agreement and the Plan of Merger by Holdings, as its sole shareholder;

WHEREAS, concurrently with the execution of this Agreement and as an inducement to the Company’s willingness to enter into this Agreement, Parent and Holdings have entered into a voting and support agreement (the “Parent Support Agreement”) with the Company pursuant to which each of Parent and Holdings has agreed, upon the terms in the Parent Support Agreement and among other things, to vote all the Ordinary Shares beneficially owned by each of them in favor of the authorization and approval of this Agreement, the Plan of Merger, the Merger and the other Transactions;

WHEREAS, concurrently with the execution of this Agreement, Oranje-Nassau Développment S.C.A. FIAR, a limited joint-stock partnership (société encommandite par actions) organized under the laws of the Grand Duchy of Luxembourg (“Key Shareholder”) has entered into a voting and support agreement (the “Key Shareholder Support Agreement”, and together with the Parent Support Agreement, the “Support Agreements”) with the Company pursuant to which Key Shareholder has agreed, upon the terms in the Key Shareholder Support Agreement and among other things, to vote all the Ordinary Shares beneficially owned by Key Shareholder in favor of the authorization and approval of this Agreement, the Plan of Merger, the Merger and the other Transactions at the Company Shareholders Meeting;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company employees listed in Section 1.1(a) of the Company Disclosure Letter (the “Key Employee Undertakings”) entered into undertakings regarding their continued employment following the Closing; and

WHEREAS, the Company and the Parent Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the Parties agree as follows:

Article I
THE MERGER

Section 1.1            The Merger.

Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CICA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the Surviving Company and become a wholly owned Subsidiary of Holdings.

Section 1.2            Closing.

The closing (the “Closing”) of the Merger shall take place by electronic exchange of documents and signatures at 10:00 a.m., Eastern Time, on a date to be agreed by the Parties, that is no later than the third (3rd) Business Day following the satisfaction or, to the extent permitted hereunder and by applicable Law (as applicable), waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder and by applicable Law, waiver of those conditions). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.3            Effective Time.

Upon the terms and subject to the conditions set forth herein, on the Closing Date, the Company and the Parent Parties shall (a) cause the Plan of Merger to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICA, and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the CICA in connection with the Merger. The Merger shall become effective on the date of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands or at such later date complying with Section 234 of the CICA as may be agreed in writing by the Parent Parties and the Company, and specified in the Plan of Merger (such date and time, the “Effective Time”).

Section 1.4            Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in the Plan of Merger and the CICA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICA.

Section 1.5            Memorandum and Articles of Association.

At the Effective Time, in accordance with the terms of the Plan of Merger, the memorandum and articles of association of the Surviving Company as of, and immediately after, the Effective Time shall be the memorandum and articles of association of the Company as in effect immediately prior to the Effective Time (the “Surviving Company Articles”).

Section 1.6            Directors and Officers of Surviving Company.

At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time, together with any directors of the Company that Parent nominates to be appointed with effect from the Effective Time (subject to the agreement of such Persons to serve as directors of the Surviving Company), will be the directors of the Surviving Company until the earlier of their death, resignation or removal in accordance with the Surviving Company Articles or until their respective successors are duly elected and qualified, as the case may be. At the Effective Time, the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company save as otherwise directed by the Parent, until the earlier of their death, resignation or removal in accordance with the Surviving Company Articles or until their respective successors are duly elected or appointed and qualified, as the case may be. If at any time after the Effective Time, the Surviving Company determines, in its sole discretion, or is advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such companies or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

Article II
EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES

Section 2.1            Effect on Share Capital.

Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and the other Transactions, and without any action on the part of the Company, the Parent Parties or the holders of any securities of the Company:

(a)            each Excluded Share will be automatically cancelled, no longer be issued and outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor;

(b)            each Ordinary Share that is owned by Holdings immediately prior to the Effective Time (collectively, the “Holdings Shares”) shall remain issued and outstanding and shall not be affected by the Merger;

(c)            each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than (i) Excluded Shares, which will be treated in accordance with Section 2.1(a), (ii) Dissenting Shares (as defined below), which will be treated in accordance with Section 2.3, and (iii) the Holdings Shares, which will be treated in accordance with Section 2.1(b)) will be automatically cancelled and exchanged into the right to receive the Per Share Merger Consideration, without interest thereon, payable in the manner provided in Section 2.2; and

(d)            each ordinary share of par value $1 per share of Merger Sub issued and outstanding immediately prior to the Effective Time (collectively, the “Merger Sub Shares”) will be automatically cancelled, no longer issued and outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor.

Without limiting the other provisions of this Agreement, if at any time during the period between the Agreement Date and the Effective Time, any change in the issued and outstanding Ordinary Shares shall occur by reason of any reclassification, recapitalization (including a reverse share split), consolidation, division or subdivision of shares, combination, exchange or readjustment of shares, or any share dividend or share distribution thereon with a record date during such period or any other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement.

Section 2.2            Payment Fund.

(a)            Paying Agent. Prior to Closing, Parent will, at its sole cost and expense, appoint a financial institution or trust company nationally recognized in the U.S. and reasonably acceptable to the Company, to act as paying agent (the “Paying Agent”) for the payment and delivery of the aggregate amount of the Per Share Merger Consideration payable at the Effective Time pursuant to Section 2.1(c) (the “Payment Fund Merger Consideration”, and, together with the payments to be made pursuant to Section 2.4, the “Aggregate Merger Consideration”) and enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent. Prior to the Closing, (i) Parent shall deposit or shall cause to be deposited with the Paying Agent, by wire transfer of immediately available funds, for payment in accordance with this Article II through the Paying Agent, cash in an amount that, when taken together with Company Funded Cash, is sufficient to pay the Payment Fund Merger Consideration and (ii) the Company shall deposit or shall cause to be deposited with the Paying Agent, by wire transfer of immediately available funds, for payment in accordance with this Article II through the Paying Agent, the Company Funded Cash (such cash deposited with the Paying Agent pursuant to the foregoing clauses (i) and (ii) is hereinafter referred to as the “Payment Fund”). In the event that the Payment Fund is insufficient to make the payments in connection with the Merger contemplated by Section 2.1(c), Parent shall promptly deposit or cause to be deposited additional funds with the Paying Agent in an aggregate amount that is equal to the deficiency in the amount required to make the applicable payments. Parent shall cause the Paying Agent, pursuant to irrevocable instructions, to deliver the Payment Fund Merger Consideration contemplated to be paid pursuant to Section 2.1 out of the Payment Fund.

(b)           Letter of Transmittal and Book-Entry-Shares.

(i)            As promptly as reasonably practicable after the Effective Time (but in any event within two (2) Business Days thereafter), Parent and the Surviving Company will cause the Paying Agent to provide to each holder of record of an outstanding certificate or outstanding certificates (if any) (“Certificates”) that immediately prior to the Effective Time represented outstanding Ordinary Shares that were automatically cancelled and exchanged into the right to receive the Per Share Merger Consideration payable pursuant to Section 2.1(c): (i) a form of letter of transmittal in such form and containing such other provisions as Parent may reasonably designate and as are reasonably acceptable to the Company prior to the Effective Time (the “Letter of Transmittal”) and which specifies that delivery will be effected and risk of loss and title to the Certificates held by such Person will pass only upon proper delivery of the Certificates to the Paying Agent, and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Per Share Merger Consideration payable with respect thereto pursuant to Section 2.1(c). Upon surrender of a Certificate to the Paying Agent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each Ordinary Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled.

(ii)            As promptly as reasonably practicable after the Effective Time (but in any event within two (2) Business Days thereafter), Parent shall cause the Paying Agent to issue and deliver to each Person that immediately prior to the Effective Time was the holder of uncertificated Ordinary Shares represented by book entry (“Book-Entry Shares”) that were automatically cancelled and exchanged into the right to receive the Per Share Merger Consideration payable pursuant to Section 2.1(c), a check or wire transfer for the amount of Per Share Merger Consideration that such former holder is entitled to receive pursuant to Section 2.1(c) in respect of such Book-Entry Shares, without such former holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent. Such Book-Entry Shares shall be cancelled in the register of members of the Company at the Effective Time.

(iii)           No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Per Share Merger Consideration payable in respect of such Certificates or Book-Entry Shares.

(iv)           Until surrendered as contemplated by this Section 2.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration payable in respect of Ordinary Shares represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 2.1(c), without any interest thereon.

(v)            Notwithstanding anything to the contrary in this Agreement, (i) no holder of Ordinary Shares held through, by or on behalf of the Depository Trust Company (“DTC”) will be required to provide a Certificate or an executed Letter of Transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.1(c) and (ii) prior to the Effective Time, each of the Parent Parties and the Company will cooperate to establish procedures with the Paying Agent and DTC with the objective that the Paying Agent will transmit to DTC or its nominees promptly (and in any event no later than the second (2nd) Business Day after the Closing Date) an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of Ordinary Shares (other than any Excluded Shares, Dissenting Shares and Holdings Shares) held of record by DTC or such nominee immediately prior to the Effective Time, multiplied by (ii) the Per Share Merger Consideration.

(c)           Company Equity Awards Consideration. Notwithstanding anything to the contrary in this Agreement, any payment made under this Agreement with respect to any Company PSU or Company RSU shall be made by the Surviving Company or the Company Subsidiary with whom the holder of such Company PSU or Company RSU is or was employed or engaged, as applicable, for payment to such holder (and Parent or the Surviving Company shall cause such Company Subsidiary to make such payment to such holder), without interest thereon and subject to applicable withholding Taxes, through the Company’s or the Surviving Company’s, as applicable, or such Company Subsidiary’s payroll or accounts payable system, as applicable, as promptly as reasonably practicable on or after the Effective Time (but in any event no later than the first (1st) regularly scheduled payroll date that is not less than ten (10) days following the Closing Date).

(d)            No Further Ownership Rights in Ordinary Shares. The Per Share Merger Consideration, when actually paid in accordance with the terms of this Article II in respect of each cancelled Ordinary Share, will be deemed to have been paid in full satisfaction of all rights pertaining to such Ordinary Share. From and after the Effective Time, there will be no further registration of transfers in the register of members of the Surviving Company of Ordinary Shares that were issued and outstanding immediately prior to the Effective Time, other than Holdings Shares. From and after the Effective Time, the holders of Book-Entry Shares representing Ordinary Shares issued and outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Ordinary Shares, except for the right to receive the Per Share Merger Consideration payable in respect of the Ordinary Shares formerly represented thereby pursuant to Section 2.1(c) and, in the case of Dissenting Shares, the rights pursuant to Section 2.3 and applicable Law.

(e)            Termination of Payment Fund. Any portion of the Payment Fund (including any interest or any other amounts received with respect thereto) that remains undistributed to the holders of Ordinary Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.1(c) on the date that is twelve (12) months after the Effective Time may, upon Parent’s request, subject to applicable withholding, be delivered to the Surviving Company (or its designee), and after any such delivery, any former holder of an Ordinary Share (other than any Excluded Shares, Dissenting Shares and Holdings Shares) who has not theretofore complied with this Article II will thereafter look only to Parent and the Surviving Company (subject to abandoned property, escheat or other similar Laws) for payment of its claim for the Per Share Merger Consideration payable with respect thereto, without any interest thereon.

(f)            No Liability. None of the Surviving Company, the Parent Parties, or the Paying Agent will be liable to any Person in respect of any portion of the Payment Fund delivered to a public official in accordance with the requirements of any applicable abandoned property, escheat, or similar Law. Notwithstanding anything to the contrary in this Agreement, any portion of the Aggregate Merger Consideration to be paid in accordance with this Article II that remains undistributed to the former holders of Ordinary Shares immediately prior to the date on which such portion of the Aggregate Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, will, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interests of any person previously entitled thereto.

(g)            Investment of Payment Fund. The Paying Agent will invest any cash in the Payment Fund if and as directed by Parent or, after the Effective Time, the Surviving Company. Any interest and other income resulting from such investments will be paid to, and be the property of, Parent or, after the Effective Time, the Surviving Company. No investment losses resulting from any investment of the Payment Fund will diminish the rights of any of the holders of Ordinary Shares to receive the portion of the Aggregate Merger Consideration payable to them. To the extent there are losses with respect to such investments or (subject to Section 2.2(e)) the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms of this Agreement, Parent will promptly replace or restore, or cause to be replaced or restored, the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(h)            Withholding Rights. Each of Parent, the Company, Merger Sub, the Surviving Company, the Paying Agent, their respective Affiliates and any other applicable paying agent (each, a “Payor”) (without duplication) will be entitled to deduct and withhold from any consideration payable to any Person pursuant to this Agreement such amounts (if any) as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Prior to Parent or Merger Sub making or causing to be made any such deduction or withholding, Parent shall provide the Company with written notice of the intention to deduct or withhold, and shall cooperate as reasonably requested by the Company to reduce or eliminate any such potential deduction or withholding to the extent permitted by applicable Law. Amounts so deducted or withheld and timely paid over to the appropriate Governmental Entity will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Any withholding made in currency that is not Dollars with respect to payments made hereunder in Dollars will be calculated based on a conversion rate on the date the payment is actually made to any recipient and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

Section 2.3            Dissenter’s Rights.

(a)            Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICA, Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and perfected and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be automatically cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled only to the right to receive the payment of the fair value of such Dissenting Shares held by them and such other rights provided in accordance with the provisions of Section 238 of the CICA. Each of the Parent Parties and the Company acknowledges and agrees that neither the exercise by the Dissenting Shareholders of their right to dissent nor the grant of rights with respect thereto pursuant to Section 238 of the CICA shall prevent, delay or impair the consummation of the Merger and the Transactions.

(b)            For the avoidance of doubt, all Ordinary Shares held by Dissenting Shareholders who shall have not validly exercised or perfected or who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the CICA shall thereupon not be Dissenting Shares and shall be automatically cancelled and cease to exist as of the Effective Time, in exchange for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.2, subject to all applicable Tax withholding in accordance with Section 2.2(h). Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have not validly exercised or perfected or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICA.

(c)            The Company shall give Parent (i) prompt notice (within 48 hours of receipt) of any notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) to the extent permitted by applicable Law, the opportunity to consult with the Company regarding all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICA. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)            In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICA, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the CICA within twenty (20) days of obtaining the Company Shareholder Approval.

Section 2.4            Treatment of Company Equity Awards.

Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any Parent Party, the Company, any holder of Company PSUs or Company RSUs, or any other Person, the Company PSUs and Company RSUs then outstanding will be treated as provided in this Section 2.4.

(a)            Company RSUs. Each award of Company RSUs that is outstanding and either vested but unsettled, or unvested, as of immediately prior to the Effective Time (whether held by a current or former employee or other individual service provider of the Company or any of the Company Subsidiaries) shall, in each case, without any regard to vesting conditions and without any action on the part of Parent, the Company or any other Person, be fully accelerated and thereafter cancelled, with the holder of such Company RSU becoming entitled to receive at the Effective Time, in full satisfaction of the rights of such holder with respect thereto, without interest thereon and subject to applicable withholding Taxes, an amount of cash equal to the product of (i) the Per Share Merger Consideration and (ii) the total number of Ordinary Shares subject to such Company RSU as of immediately prior to the Effective Time.

(b)            Company PSUs. Each award of Company PSUs that is outstanding and either vested but unsettled, or unvested, as of immediately prior to the Effective Time (whether held by a current or former employee or other individual service provider of the Company or any of the Company Subsidiaries) shall, in each case, without any regard to any vesting conditions and without any action on the part of Parent, the Company or any other Person, be fully accelerated and thereafter cancelled, with the holder of such Company PSU becoming entitled to receive at the Effective Time, in full satisfaction of the rights of such holder with respect thereto, without interest thereon and subject to applicable withholding Taxes, an amount of cash equal to the product of (i) the Per Share Merger Consideration and (ii) the total number of Ordinary Shares subject to such Company PSU as of immediately prior to the Effective Time. For purposes of determining the number of Ordinary Shares subject to each Company PSU outstanding immediately prior to the Effective Time for purposes of this Section 2.4(b), applicable performance goals will be deemed to be achieved with respect to each such Company PSU at maximum level of performance.

(c)            No Further Rights in Company Equity Awards. Each holder of a Company RSU, Company PSU or other equity award will cease to have any rights with respect thereto, except the right to receive the applicable consideration in respect thereof pursuant to this Section 2.4.

(d)            Company Actions. Following the Agreement Date, the Company and the Company Board will take all actions necessary or appropriate under the Company Share Plan and the Law in order to effectuate the treatment of the Company RSUs and Company PSUs as contemplated by this Section 2.4.

(e)            Section 409A and Section 457A. To the extent any amounts described in this Section 2.4 relate to a payment that is nonqualified deferred compensation subject to Section 409A or Section 457A of the Code, the Company and the Company Subsidiaries will, at or following the Effective Time, pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such payment that will not trigger a tax or penalty under Section 409A or Section 457A of the Code.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the reports, schedules, forms, statements, registration statements, prospectuses and other documents filed or furnished by the Company with the SEC publicly available after January 1, 2024 and at least one (1) Business Day prior to the Agreement Date (the “Company SEC Documents”) (excluding any disclosures in such Company SEC Documents under the headings “Risk Factors”, “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature, in each case, other than any statements of actual or historic fact disclosed in such sections or disclosures and excluding any content of such Company SEC Documents that have been redacted or omitted pursuant to applicable Law) (it being acknowledged that (1) nothing disclosed in such Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3 and Section 3.4 and (2) nothing disclosed in Exhibits to such Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.5(a)), or (ii) except as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”) and subject to Section 9.12, the Company represents and warrants to the Parent Parties as follows:

Section 3.1            Organization, Standing and Power.

The Company is an exempted company duly registered by way of continuation, validly existing and in good standing under the Laws of the Cayman Islands. The Company has all requisite corporate or similar power and authority to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has Made Available accurate and complete copies of the amended and restated memorandum and articles of association of the Company in effect as of the Agreement Date (the “Company Articles of Association”), and the Company Articles of Association as so Made Available have not been further amended or otherwise modified and are in full force and effect.

Section 3.2            Company Subsidiaries.

(a)            Except as set forth in Section 3.2(a) of the Company Disclosure Letter, all of the outstanding share capital or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all Liens, excluding Permitted Liens.

(b)            Except for the share capital and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any share capital or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any share capital or voting securities of, or other equity interests in, any Person.

(c)            Section 3.2(c) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Subsidiary as of the Agreement Date, together with (i) the jurisdiction of organization, incorporation, registration or formation of each such Company Subsidiary, and (ii) the percentage of the outstanding issued shares, issued share capital or registered capital, as the case may be, of each such Company Subsidiary owned or otherwise held by the Company or a Company Subsidiary.

(d)            Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of such Company Subsidiary where the failure to be so organized, exist or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary has all requisite corporate or similar power and authority to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has Made Available to Parent true, complete and correct copies of the charter and organizational documents of each Significant Company Subsidiary, and such documents as so Made Available have not been further amended or otherwise modified and are in full force and effect.

Section 3.3            Capital Structure.

(a)            The authorized share capital of the Company is $510,000,000 divided into 1,700,000,000 shares with a nominal or par value of thirty cents ($0.30) and all of which are designated as “Ordinary Shares” (the “Ordinary Shares”). At the close of business on February 9, 2026 (the “Capitalization Time”), (i) 335,521,222 Ordinary Shares were issued and outstanding; (ii) no Ordinary Shares were held in the Company’s treasury; (iii) 5,403,291 Ordinary Shares were reserved and available for the grant of future awards pursuant to the Company Share Plan; and (iv) 13,019,916 Ordinary Shares were reserved for issuance upon the vesting or settlement of Company RSUs and Company PSUs. The number of Ordinary Shares specified in clause (iv) above represents the maximum possible number of Ordinary Shares issuable upon vesting or settlement of the outstanding Company RSUs and Company PSUs as of the Capitalization Time.

(b)            Except as set forth in Section 3.2(a), Section 3.2(c), Section 3.3(a) and Section 3.3(b) of the Company Disclosure Letter, as of the Capitalization Time there were no issued, reserved for issuance or outstanding: (i) capital shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (ii) securities or Indebtedness issued by the Company or a Company Subsidiary that are convertible into or exchangeable for capital shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (iii) warrants, calls, options or other rights to acquire from the Company or a Company Subsidiary, or other obligation of the Company or a Company Subsidiary to issue, any capital shares, voting securities, voting Indebtedness, or securities convertible into or exchangeable for capital shares, voting securities or voting Indebtedness of the Company or a Company Subsidiary, or (iv) restricted share units, restricted shares, stock options, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital shares or voting securities of the Company or any Company Subsidiary (the foregoing (i) – (iv), a “Company Equity Related Obligation”). Since the Capitalization Time, neither the Company nor any Company Subsidiary has issued any Ordinary Shares or otherwise entered into any Company Equity Related Obligation, other than the issuance of Ordinary Shares upon the vesting or settlement of Company PSUs, Company RSUs and any other Company Equity Related Obligation outstanding at the Capitalization Time in accordance with their terms as of the Capitalization Time.

(c)            All outstanding Ordinary Shares are, and, at the time of issuance, all Ordinary Shares that may be issued upon the vesting or settlement of Company PSUs and Company RSUs will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, Law or any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the CICA, the Company Articles of Association or any Contract to which the Company is a party or otherwise bound.

Section 3.4            Authority; Execution and Delivery; Enforceability.

(a)            The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, the Support Agreements and the Plan of Merger, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other Transactions, subject to the receipt of the Company Shareholder Approval.

(b)            The Company Board, at a meeting duly called and held, (i) reviewed and considered the terms of this Agreement, the Support Agreements, the Plan of Merger, the Merger and the other Transactions and were informed of the requirements of the Key Employee Undertakings, (ii) determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company, (iii) validly approved, authorized and declared advisable (as applicable) the execution, delivery and performance of this Agreement, the Support Agreements, the Plan of Merger, the Merger and the other Transactions, and (iv) subject to Section 5.5, determined to recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement, the Plan of Merger, the Merger and the other Transactions, at a duly held meeting of such holders for such purpose (the “Company Shareholders Meeting”).

(c)            Except for any Adverse Recommendation Change made after the Agreement Date and in accordance with Section 5.5, the resolutions and determinations of the Company Board referenced in Section 3.4(b) have not been amended, qualified or withdrawn.

(d)            Except for the Company Shareholder Approval, no other corporate proceedings (including any shareholder approval) on the part of the Company, the Company Subsidiaries or any of their respective shareholders are necessary to authorize and approve (as applicable) this Agreement, the Support Agreements and the Plan of Merger or to consummate the Transactions (except for executing and delivering the Plan of Merger and filing the same with the Registrar of Companies of the Cayman Islands, together with any other certificates, documents, declarations, undertakings and confirmations, and payment of such fees, as may be required to be filed and paid pursuant to section 233 of the CICA to effect the Merger and the filing of the Schedule 13E-3 with the SEC).

(e)            The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Parent Parties, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.5            No Conflicts; Consents.

(a)            The execution and delivery by the Company of this Agreement and the Plan of Merger does not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Articles of Association or the charter or organizational documents of any Company Subsidiary, assuming that the Company Shareholder Approval is obtained, (ii) assuming compliance with the matters referred to in Section 3.5(b) contravene, conflict with or result in a violation or breach of any Law (including any rule of NYSE) or Judgment, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), (iii) assuming compliance with the matters referred to in Section 3.5(b), require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) of or under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any Company Subsidiary is entitled under any provision of any Material Contract (other than any Material Contract governing Indebtedness), any material Permit of the Company or any Company Subsidiary, (iv) result in the creation or imposition of any Lien on any asset of the Company or any Company Subsidiary, or (v) require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) of or under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any Company Subsidiary is entitled under any provision of any Contract governing Indebtedness of the Company or any Company Subsidiary in excess of $50,000,000 (other than any Contract solely (1) between or among the Company and the wholly owned Company Subsidiaries or (2) between or among the Company and the wholly owned Company Subsidiaries, on the one hand, and IHS South Africa), with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            No Permit of or from any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement, the Support Agreements or the Plan of Merger, its performance of its obligations hereunder or thereunder, or the consummation of the Merger and the other Transactions, other than (i) (A) the filing by the Company with the SEC of the Schedule 13E-3, which will include the Proxy Statement (as defined below) as an exhibit, and (B) such other compliance by the Company with the Exchange Act, the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Plan of Merger, the Merger and the other Transactions; (ii) filing with the Registrar of Companies of the Cayman Islands the Plan of Merger and any other certificates, documents, declarations, undertakings and confirmations, and payment of such fees, as may be required to be filed and paid pursuant to section 233 of the CICA to effect the Merger; (iii) compliance with the NYSE rules and regulations; (iv) the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Entities set forth in Section 3.5(b) of the Company Disclosure Letter (as so set forth, the “Requisite Regulatory Approvals”); and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)            As of the Agreement Date, neither the Company or any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) with any third party that would, in any material way, be reasonably expected to limit the Company’s ability to comply with its obligations under this Agreement or (ii) with any third party that would reasonably be expected to materially delay or prevent consummation of the Transactions.

Section 3.6            Company SEC Documents; Controls.

(a)            Since January 1, 2024, the Company has filed with or furnished to the SEC all Company SEC Documents. The Company has Made Available to Parent true, correct and complete copies of all comment letters from the staff of the SEC relating to the Company SEC Documents containing unresolved comments and all written responses of the Company thereto and, except as set forth therein, to the Company’s Knowledge, no Company SEC Document is the subject of ongoing SEC review, comment or investigation, and there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Document.

(b)           Each Company SEC Document (i) at the time filed with or furnished to the SEC or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the requirements of NYSE, the Sarbanes-Oxley Act of 2002, as amended, the Exchange Act, and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed with or furnished to the SEC (or became effective in the case of registration statements or if amended or superseded by a filing or amendment prior to the Agreement Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)           The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS consistently applied, (ii) that transactions are executed only in accordance with the authorization of management in all material respects, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company Subsidiaries’ material properties or assets. Since the Company Balance Sheet Date, the Company’s management has not identified or disclosed to the Company’s auditors or audit committee, and to the Company’s Knowledge, the Company’s independent financial auditor has not identified (i) any material weaknesses (as defined in Rule 1-02(a)(4) of Regulation S-X under the Securities Act) in the design or operation of internal controls that are reasonably likely to materially adversely affect the Company’s ability to record, process, summarize or report financial information or (ii) any fraud, whether or not material, that involves management who has a significant role in internal controls. To the Company’s Knowledge, no material weakness exists with respect to the Company’s system of internal control over financial reporting that would be required to be disclosed by the Company pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC.

(d)           The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to provide reasonable assurance that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC in all material respects and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)           The Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 5E, Instruction 7 to Annual Report on Form 20-F) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.

(f)            None of the Company Subsidiaries is, or has ever been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.7            Financial Statements; No Undisclosed Liabilities.

(a)            Each of the consolidated financial statements of the Company and its Subsidiaries included in the Company SEC Documents complied, at the time it was filed or amended (as applicable), as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with IFRS (except in the case of unaudited statements) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end adjustments).

(b)            There are no Liabilities of the Company or any of the Company Subsidiaries of a type required by IFRS to be recorded as a liability on a consolidated balance sheet of the Company or in the notes thereto, other than: (i) Liabilities disclosed and reserved for on the Company Balance Sheet, (ii) Liabilities incurred after the Company Balance Sheet Date in the ordinary course of business (excluding Liabilities arising out of any breach of or default under a Contract or violation of Law), (iii) obligations expressly contemplated by, and fees and expenses payable to the Company’s external Representatives for services rendered in connection with, this Agreement and the Transactions, and (iv) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8            Information Supplied.

(a)            Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Transactions, including the Schedule 13E-3, which will include the Proxy Statement as an exhibit, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto or document incorporated by reference therein (collectively, the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b)            Each Company Disclosure Document, at the time of the filing of such Company Disclosure Document or at the time of the filing of any amendment or supplement thereto and the time of such distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)            No representation is made by the Company or any of its Affiliates in this Section 3.8 or otherwise with respect to statements made or incorporated by reference therein based on information supplied by the Parent Parties or any of their respective Affiliates or any other Person for inclusion or incorporation by reference therein.

Section 3.9            Absence of Certain Changes or Events.

(a)            From the Company Balance Sheet Date until the Agreement Date (i) except for discussions, negotiations and activities related to this Agreement, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            From the Company Balance Sheet Date until the Agreement Date, there has not been any action taken by the Company or any Company Subsidiary that, if taken during the period from the date of this Agreement through the Closing without Parent’s consent, would constitute a breach of Section 5.1(d) through (o) (other than with respect to clauses (f) and (k) thereof).

Section 3.10          Compliance with Laws; Permits.

(a)            The Company and each of the Company Subsidiaries are, and since January 1, 2024, have been, in compliance with all Laws applicable to the Company or any of the Company Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of the Company Subsidiaries hold all licenses, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Entities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses, as currently conducted, and all such Permits are in full force and effect and no suspension or cancellation of any material Permit is pending, or to the Company’s Knowledge, threatened, except where the failure to hold the same or the failure of the same to be in full force and effect, or the suspension or cancellation of any of the Permits, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Neither the Company nor any Company Subsidiary is a party to, and no share, security or other asset of the Company or any Company Subsidiary is subject to, any Judgment that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            The Company, each of the Company Subsidiaries, and, to the Company’s Knowledge, each of their respective directors, officers and employees has, since January 1, 2024, complied with all applicable Specified Business Conduct Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, neither the Company nor any of the Company Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers or employees has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, formal investigations, proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Entity, involving the Company or any of the Company Subsidiaries, in any way relating to any applicable Specified Business Conduct Laws.

(e)            Neither the Company nor any of the Company Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers or employees is a Sanctioned Person.

(f)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, neither the Company nor any of the Company Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers or employees has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person in violation of the Specified Business Conduct Laws.

Section 3.11            Litigation.

Except as set forth in Section 3.11 of the Company Disclosure Letter, there is no (i) Action pending or, to the Company’s Knowledge, threatened in writing against the Company or any Company Subsidiary or any of their respective properties or assets or any present or, to the Company’s Knowledge, former, officer, director or employee of the Company or Company Subsidiary in their capacity as such that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Company Material Adverse Effect, (b) seeks to enjoin, restrain or prevent the Merger or the other Transactions or (c) prevents, materially delays or materially impedes or, if decided adversely against such Person, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement or the consummation of the Transactions or (ii) as of the Agreement Date, litigation pending or ongoing pursuant to which damages in excess of $1,000,000 are being sought from the Company or any Company Subsidiary.

Section 3.12            Taxes.

Except as set forth in Section 3.12 of the Company Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            all Tax Returns required by Law to be filed with any Governmental Entity by the Company or any of the Company Subsidiaries have been timely filed (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects, except with respect to matters for which adequate reserves therefor in accordance with IFRS have been provided on the applicable financial statements;

(b)            each of the Company and the Company Subsidiaries has paid all Taxes due and payable by the Company and each of the Company Subsidiaries, except with respect to matters for which adequate reserves therefor in accordance with IFRS have been provided on the applicable financial statements;

(c)            there is no ongoing or pending Action, or any Action threatened in writing, against the Company or the Company Subsidiaries in respect of any Taxes, and there are no Tax assessments or deficiencies with respect to the Company or any of the Company Subsidiaries that have not been paid, settled or otherwise resolved in full;

(d)            neither the Company nor any Company Subsidiary is a party to, or bound by, or has any obligation under, any Tax sharing Contract other than (i) Contracts solely among the Company, the Company Subsidiaries or their respective Affiliates, (ii) Contracts that would not remain in effect following the Closing and (iii) customary Tax provisions in any commercial Contract the primary purpose of which does not relate to Taxes;

(e)            neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course), which waiver or extension would remain in effect following the Closing;

(f)            neither the Company nor any Company Subsidiary has been a member of an affiliated group filing an affiliated, consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company or an Affiliate of the Company);

(g)            to the Company’s Knowledge, no claim has been received from any Governmental Entity in writing within the past five (5) years in a jurisdiction where the Company or a Company Subsidiary does not file a Tax Return that the Company or such Company Subsidiary is subject to Taxes in that jurisdiction that would be covered by or the subject of such Tax Return, which claim has not been resolved;

(h)            the Company and each of the Company Subsidiaries have complied in all respects with all applicable Laws in force at the applicable time relating to withholding of Taxes and have timely paid over to the appropriate Governmental Entity all Taxes that they were required to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, shareholder, vendor or other Person; and

(i)            there are no Liens for Taxes on any of the assets of the Company or any of the Company Subsidiaries, other than Permitted Liens.

Notwithstanding anything to the contrary in this Agreement, this Section 3.12 and Section 3.13 (to the extent specifically related to Taxes) contain the sole and exclusive representations and warranties of the Company in this Agreement regarding Taxes.

Section 3.13          Employee Benefits.

(a)            Section 3.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Benefit Plans as of the Agreement Date (which may reference a form of such Company Benefit Plan).

(b)            The Company has Made Available a true, correct and complete copy of each material Company Benefit Plan, including, as relevant: (i) all plan documents and all material amendments thereto (or written descriptions of any unwritten plans), and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter received from the U.S. Internal Revenue Service; (iii) the most recent annual actuarial valuation and the most recent Form 5500 and all schedules thereto; and (iv) all material non-routine written communications relating to such Company Benefit Plan (including from any Governmental Entity) received since January 1, 2024.

(c)            None of the Company or any Company Subsidiary maintains, sponsors, participates in, contributes to or is obligated to contribute to, or has in the past three (3) years contributed to, participated in, maintained or sponsored, or been required to contribute to or participate in or incurred any material Liability with respect to any defined-benefit private pension or retirement plans.

(d)            No Company Benefit Plan provides post-termination or retiree life insurance or health benefits to any current or former employee or person providing services to the Company or any Company Subsidiary in a manner consistent with that of an employee, and none of the Company or any Company Subsidiary has any material obligations with respect thereto, except as may be required by Section 4980B of the Code or any similar Law.

(e)            None of the Company or any Company Subsidiary maintains, sponsors, participates in, contributes to or is obligated to contribute to, or has since January 1, 2024 contributed to, participated in, maintained or sponsored, or been required to contribute to or participate in or incurred any Liability, whether absolute or contingent (including as a result of its relationship with any other Person that would be or, at any relevant time, would have been, considered a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code), with respect to (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (iv) a plan that is subject to Section 412 of the Code or Title IV of ERISA.

(f)            Except as set forth in Section 3.13(f) of the Company Disclosure Letter and as set forth in Section 2.4 of this Agreement, neither the execution or delivery of this Agreement or the Plan of Merger nor the consummation of the Merger (either alone or in conjunction with any other event) will result in (i) any payment of, or any increase in, any material compensation or benefits (including severance pay, retention bonus or change-in-control payment) of any current or former employee or person providing services to the Company or any Company Subsidiary in a manner consistent with that of an employee, in each case, of the Company or any Company Subsidiary, including under any Company Benefit Plan; or (ii) (A) the acceleration of payment, funding or vesting of any material payments or benefits of any current or former employee or person providing services to the Company or any Company Subsidiary in a manner consistent with that of an employee, in each case, of the Company or any Company Subsidiary under any Company Benefit Plan, (B) the forgiveness of any indebtedness under any Company Benefit Plan, (C) the triggering of any funding obligation under any Company Benefit Plan, (D) the imposition of any restrictions or limitations on the right of the Company or any Company Subsidiary to amend or terminate any Company Benefit Plan or (E) any payment or benefit made by the Company or any Company Subsidiaries to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code.

(g)           Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each Company Benefit Plan that is subject to Section 409A or Section 457A of the Code has been administered in compliance with its terms and with Section 409A or Section 457A of the Code, as applicable (including the operational and documentary requirements thereof) and all applicable regulatory guidance thereunder (including, notices, rulings and proposed and final regulations). None of the Company or any Company Subsidiary is under any obligation to provide any gross up, indemnification, reimbursement or other payment for any excise or additional Taxes or related interest or penalties, including those imposed pursuant to Sections 409A, 457A or 4999 of the Code.

(h)           Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Benefit Plans have been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code, (ii) each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the U.S. Internal Revenue Service, and, to the Knowledge of the Company, no events have occurred that would reasonably be expected to result in the revocation of the qualified status of any such Company Benefit Plan, (iii) all liabilities of the Company and the Company Subsidiaries with respect to any such Company Benefit Plans are funded to the extent required by applicable Law or the plan terms or have been accrued to the extent required by applicable accounting rules, (iv) all contributions (including all employer contributions and employee salary reduction contributions), premium payments and other payments required to be made in respect of any Company Benefit Plan, under the terms of any such Company Benefit Plan, related funding arrangement or in accordance with applicable Law, have, in all material respects, been paid within the time so prescribed or have been properly accrued in accordance with IFRS and (v) there are no ongoing, pending or threatened legal proceedings, litigation, governmental audits, investigations, on behalf of, against, or relating to any Company Benefit Plans, other than routine claims for benefits.

(i)            Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each Non-U.S. Company Benefit Plan (i) has been maintained and administered in compliance in all material respects with its terms and the requirements of all applicable Laws, (ii) if and to the extent required by applicable Law or Contract to be funded prior to the year in which benefit payments are made, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, (iii) has been registered to the extent required and has been maintained in good standing with applicable regulatory authorities and, (iv) if intended to qualify for special Tax treatment, meets all requirements for such treatment.

Section 3.14          Labor Matters.

(a)            Except as disclosed in Section 3.14 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to or bound by any works council or collective bargaining agreement, other union agreement or representative body of employees (e.g., CIPA) and no Company Employees have stability or job protection rights. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no ongoing, pending, or to the Knowledge of the Company, threatened, nor since January 1, 2024 have there been any, proceedings, petitions, demands, campaigns or activities by or on behalf of any labor union, works council or other labor representative to organize any employees of the Company or any of the Company Subsidiaries with regard to their employment with the Company or any of the Company Subsidiaries or to recognize or certify any labor union, works council or other labor representative. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no ongoing, pending, or to the Knowledge of the Company, threatened, nor since January 1, 2024, have there been any labor related strikes, walkouts, lockouts, slowdowns, concerted work stoppages, picketing, or other material labor disputes against the Company or any of the Company Subsidiaries. There are no material legal proceedings ongoing, pending, or to the Knowledge of the Company, threatened in writing, in each case, related to unfair labor practice complaints with respect to any current or former employee or any person providing services to the Company or any Company Subsidiary in a manner consistent with that of an employee, in each case, of the Company or any of the Company Subsidiaries.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is in compliance with all applicable Laws relating to employment, including Laws relating to discrimination, hours of work and the payment of wages, overtime wages and annual leave.

(c)            To the Knowledge of the Company, since January 1, 2024, no allegations or reports of sexual harassment or discrimination with respect to a protected classification, including race and gender, hostile work environment or similar misconduct have been made to the Company or any Company Subsidiaries regarding any officer or member of the board of directors of the Company or any of the Company Subsidiaries.

Section 3.15          Contracts.

(a)            Section 3.15(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, an accurate and complete list of the following Contracts that the Company or any Company Subsidiary is party to or is otherwise bound by (other than any “material contract” pursuant to Item 19, Instruction 4 of Annual Report on Form 20-F (a “Filed Company Contract”) that has been filed with the SEC in unredacted form prior to the Agreement Date), and the Company has Made Available accurate and complete copies of each such Contract, together with all amendments, extensions, guarantees and other binding supplements thereto:

(i)            any Contract entered into on or after January 1, 2024 relating to the acquisition or disposition by the Company or any of the Company Subsidiaries of any material business or material assets (whether by merger, sale of shares, sale of assets or otherwise) under which the Company or any Company Subsidiary has material obligations remaining to be performed or material liabilities continuing after the Agreement Date (including any earn-out or other contingent payment obligation), other than (A) the sale of products, services or real property in the ordinary course of business, or (B) purchases of supplies, inventory and equipment in the ordinary course of business;

(ii)            any Contract for a material joint venture, partnership, strategic alliance or similar agreement or arrangement (excluding any Contract for licensing and collaboration) involving the sharing of revenues, profits or losses;

(iii)           other than with the Parent Related Parties, any Contract with a Material Customer;

(iv)           any Contract with a Material Supplier;

(v)            each Contract pursuant to which any amount of Indebtedness of the Company or any of the Company Subsidiaries in excess of $50,000,000 is outstanding or may be incurred by its terms, other than any Contract solely (1) between or among the Company and the wholly owned Company Subsidiaries or (2) between or among the Company and the wholly owned Company Subsidiaries, on the one hand, and IHS South Africa in which IHS South Africa is the borrower;

(vi)           any Contract granting a Lien (other than a Permitted Lien) over any material property or assets of the Company or any of the Company Subsidiaries;

(vii)          other than with the Parent Parties or any of its Affiliates, any shareholders’, investors rights’, registration rights or similar Contract that provides for voting obligations, registration rights, sale restrictions or transfer restrictions with respect to any equity securities or voting interests in the Company or a Company Subsidiary, providing any Person with any preemptive right, right of participation, information right or similar right with respect to any equity securities or voting interests in the Company or a Company Subsidiary, or providing the Company or a Company Subsidiary with any right of first refusal with respect to, or right to repurchase or redeem, any equity securities or voting interests in the Company or a Company Subsidiary, other than, with respect to any right to repurchase or redeem equity securities in the Company, in connection with any Company PSUs or Company RSUs issued under the Company Share Plan;

(viii)         any Contract whereby (A) the Company or any of the Company Subsidiaries receives a license of Intellectual Property that is material to the Company and the Company Subsidiaries, taken as a whole, from a third party or (B) the Company or any of the Company Subsidiaries grants a license to a third party of material Company-Owned Intellectual Property, in each case of (A) and (B) other than (i) licenses for off-the-shelf commercially available software or services, (ii) non-exclusive licenses granted by the Company or any of the Company Subsidiaries in the ordinary course of business and (iii) Contracts related to Intellectual Property entered into with employees or third-party contractors in the ordinary course of business;

(ix)            any Contract (A) containing any provision or covenant that materially limits the freedom of the Company or any of the Company Subsidiaries to (1) sell any products or services of or to any other Person or in any geographic region, (2) engage in any line of business, or (3) compete with or to obtain products or services from any Person, other than Contracts containing customary provisions restricting solicitation or hiring of employees or contractors and agreements with recruiting agencies pursuant to which such agencies are granted the exclusive right to identify candidates for employment, (B) requiring the Company or a Company Subsidiary to deal exclusively with, or to purchase its total requirements for any product or service from, a third party or that contain provisions that require the Company or a Company Subsidiary to “take or pay” or that provide rights of first refusal, first offer or similar preferential rights in favor of a third party that is material to the Company and the Company Subsidiaries, taken as a whole, or (C) containing a “most-favored-nation”, or best pricing or other similar term or provision that materially restricts the Company’s and the Company Subsidiaries’ business;

(x)            each Lease having an annual base rent in excess of $1,000,000; and

(xi)           each Contract between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (A) present officer or director of either the Company or any of the Company Subsidiaries, or, to the Company’s Knowledge, any of their immediate family members or any entity in which such officer or director or his or her immediate family member has a material economic interest (other than customary indemnification agreements with the Company’s directors and officers) or (B) record or beneficial owner of more than 5% of the Ordinary Shares outstanding as of the Agreement Date (other than a Parent Party or any of its Affiliates); provided that the following Contracts will not be required to be listed in Section 3.15(a) of the Company Disclosure Letter, will not be required to be made available to Parent pursuant to this Section 3.15(a) and will not be deemed a “Material Contract” for any purposes hereunder (whether or not a Filed Company Contract): (1) any Company Benefit Plan, (2) any Contract between the Company, on the one hand, and one or more Company Subsidiaries, on the other hand, or between one or more Company Subsidiaries, (3) any employment contracts or (4) any Contract between the Company or any Company Subsidiary, on the one hand, and a Parent Party or any of its Affiliates, on the other hand (any such Contract in clauses (1), (2), (3) or (4), an “Excluded Contract”). Each Contract described in this Section 3.15(a) and each Filed Company Contract, in each case, other than any Excluded Contract, is referred to herein as a “Material Contract”.

(b)           Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each Material Contract is (i) a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Company’s Knowledge, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity, and (ii) in full force and effect, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the Agreement Date) or which is terminated in accordance with the terms thereof by any party thereto in the ordinary course of business. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (x) none of the Company or any Company Subsidiary is in breach of or default under any such Material Contract and no event has occurred that with notice or lapse of time or both gives any third party to a Material Contract the right to accelerate the maturity or performance of any Material Contract or the right to cancel, terminate or materially modify any Material Contract and (y) in the case of the Contract set forth on Section 3.15(b)(y) of the Company Disclosure Letter, none of the Company or any Company Subsidiary has willfully and materially breached such Contract, and in any such case, the Company has not received written notice from the counterparty thereof alleging any such breach. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, no other party to any such Material Contract is (with notice or lapse of time, or both) in breach thereof or default thereunder (and neither the Company nor any Company Subsidiary has waived or failed to enforce any material rights or material benefits under any Material Contract).

Section 3.16          Real and Personal Property.

(a)           Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) Section 3.16(a)(i) of the Company Disclosure Letter sets forth a true and complete list, for each Market Country, of all of the locations at which the Company’s and the Company Subsidiaries’ Towers are situated, as of December 31, 2025, together with the underlying real property interests held by the Company or one of the Company Subsidiaries (such lists, the “Market TDI Tapes”), and (ii) Section 3.16(a)(ii) of the Company Disclosure Letter sets forth a true and complete list of all of the locations at which the Company’s and the Company Subsidiaries’ other real property are situated (including, but not limited to, offices, warehouses, staff accommodations and data centers, but excluding, for avoidance of doubt, any locations at which the Company’s and the Company Subsidiaries’ Towers are located), as of December 31, 2025, together with the underlying real property interests held by the Company or one of the Company Subsidiaries (such list, the “Traditional Real Property Tape”).

(b)            Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all of the real property listed on the Market TDI Tapes as “Purchased” or “Owned” collectively constitute all of the real property owned by the Company and the Company Subsidiaries (the “Owned Real Property”) and (ii) the Company or a Company Subsidiary has good and valid fee simple or freehold title (or the applicable local equivalent) in and to each parcel of Owned Real Property, free and clear of Liens, other than Permitted Liens.

(c)            Except as would not reasonably be expected to have a Company Material Adverse Effect and except for any remaining sites that have yet to be legally transferred to the Company or any of the Company Subsidiaries by the Parent or any of its Affiliates, (i) all of the real property listed (A) on the Market TDI Tapes as “Leased”, “Lease” and “No Rent” and (B) on the Traditional Real Property Tape, constitute, collectively, all of the real property leased or subleased by the Company and the Company Subsidiaries (the “Leased Real Property”), in each case, whether as a tenant, lessee or sublessee under a head lease, ground lease, land lease, lease or sublease (each, a “Lease”), (ii) the Company or a Company Subsidiary has a good and valid leasehold or subleasehold interest as tenant, lessee, or sublessee in and to each parcel of Leased Real Property, free and clear of Liens, other than Permitted Liens, (iii) each Lease is a valid and binding agreement against the Company or a Company Subsidiary and is in full force and effect excepting (A) any applicable Law relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Law relating to or affecting creditors’ rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and (iv) there are no material and subsisting defaults of the Company or any Company Subsidiary under any Lease, or, to the Company’s Knowledge, any other party to such Lease, which default remains uncured.

(d)            Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all of the real property listed on the Market TDI Tapes as “Concession”, “CIT owned”, “Franchise”, “Pending”, “N/A”, “No lease detail”, “COW when placed on a land without a lease”, or “Free” constitute all of the real property used or occupied by the Company and the Company Subsidiaries, other than Owned Real Property and Leased Real Property (the “Other Real Property”), in each case, whether as a licensee, concessionaire, franchisee, easement grantee or other occupant or operator under a license, concession agreement, franchise agreement, easement or other Contract or arrangement (each, a “Property Contract”), (ii) the Company or a Company Subsidiary has the right to use, occupy or access each parcel of Other Real Property, free and clear of Liens, other than Permitted Liens, (iii) each Property Contract is a valid and binding agreement against the Company or a Company Subsidiary and is in full force and effect excepting (A) any applicable Law relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Law relating to or affecting creditors’ rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and (iv) there are no material and subsisting defaults of the Company or any Company Subsidiary under any Property Contract, or, to the Company’s Knowledge, any other party to such Property Contract, which default remains uncured.

(e)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has received written notice of any present or pending Actions relative to condemnation or eminent domain by any Governmental Entity, affecting any material Owned Real Property, Leased Real Property or Other Real Property and (ii) to the Company’s Knowledge, all buildings, structures, Towers, fixtures and building systems owned or maintained by the Company or any Company Subsidiary that are located on or at the Owned Real Properties, the Leased Real Properties and the Other Real Properties are in adequate operating condition and repair, and are sufficient for the purposes for which they are currently used in all material respects, subject to reasonable wear and tear.

(f)            The Company and the Company Subsidiaries do not own or lease any real property in the Cayman Islands.

(g)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all personal property used or held by the Company and the Company Subsidiaries in connection with its business are: (i) legally or beneficially owned or leased by the Company or a Company Subsidiary and free from Liens, other than Permitted Liens and assets subject to finance lease agreements, (ii) used exclusively by the Company or a Company Subsidiary, and (iii) where capable of possession, in the exclusive possession or under the direct control of the Company or a Company Subsidiary.

(h)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the tangible assets and properties, whether real or personal and whether owned, leased or otherwise used by the Company and the Company Subsidiaries, comprise all the assets and properties necessary for the continuation of the business of the Company and its Subsidiaries immediately after the Closing in substantially the same manner as currently carried on.

Section 3.17          Intellectual Property.

(a)           Section 3.17(a) of the Company Disclosure Letter sets forth a list of registrations, and applications for registration, of Company Owned Intellectual Property (the “Company-Registered Intellectual Property”). The Company or a Company Subsidiary is the sole and exclusive owner of all material Company-Owned Intellectual Property free and clear of all Liens (except for Permitted Liens). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company-Registered Intellectual Property is subsisting and, to the Company’s Knowledge, the Company-Registered Intellectual Property that is registered or issued is valid and enforceable.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, (i) to the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated any Company-Owned Intellectual Property, (ii) the operation of the business of the Company and the Company Subsidiaries has not infringed, misappropriated or otherwise violated the Intellectual Property of any other Person and (iii) neither the Company nor any Company Subsidiary has received any notice in writing (A) alleging infringement, misappropriation or other violation of any Person’s Intellectual Property by the Company or any Company Subsidiary, or of any Company-Owned Intellectual Property by any other Person or (B) challenging the ownership, validity or enforceability of any Company-Owned Intellectual Property.

(c)            The Company and each of the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material trade secrets that constitute Company-Owned Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Person to whom the Company or any Company Subsidiary has granted access to trade secrets or confidential information that constitute Company-Owned Intellectual Property has executed a written Contract providing for the confidentiality and non-disclosure by such Person of all such trade secrets or confidential information (or such Person is under a legally binding duty of confidentiality with respect to the same), and (ii) each Person who has developed Intellectual Property for the Company or any Company Subsidiary that is intended to be owned by the Company or such Company Subsidiary has executed a written Contract providing for the assignment by such Person to the Company or such Company Subsidiary, as applicable, of all of such Person’s right, title and interest in and to such Intellectual Property (except to the extent ownership of such Intellectual Property automatically vests with the Company or such Company Subsidiary, as applicable, under operation of Law).

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets (i) operate and perform as necessary for the operation of the business of the Company and the Company Subsidiaries as currently conducted, and (ii) to the Company’s Knowledge, are free from any harmful or malicious code, files, scripts, agents or programs. The IT Assets are sufficient for the operation of the business of the Company and the Company Subsidiaries as currently conducted in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and Company Subsidiaries have not suffered any failure, breakdown or continued substandard performance with respect to any of the IT Assets that has disrupted the business of the Company and the Company Subsidiaries and that has not been remedied or replaced. The Company and the Company Subsidiaries have taken commercially reasonable steps to implement, monitor and maintain administrative, technical and physical safeguards designed to protect the continuous operation, integrity and security of the IT Assets and the security of the data stored thereon or transmitted thereby.

Section 3.18         Data Privacy.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, (i) the Company and the Company Subsidiaries have been in compliance with all Data Security Requirements, and (ii) neither the Company nor any Company Subsidiary has (A) received any written complaint, demand letter, notice of claim or other communication from any Person relating to violation of any Privacy Laws, and to the Company’s Knowledge, no claims or investigations involving a violation of any Privacy Laws are currently pending against the Company or the Company Subsidiaries or (B) notified, or to the Company’s Knowledge, been required to notify, any Person in connection with a disclosure of Personal Information or a violation of any applicable Privacy Laws.

(b)            Since January 1, 2024, the Company and the Company Subsidiaries have had in place commercially reasonable (i) administrative, technical and physical safeguards designed to protect Personal Information Processed by or, to the Company’s Knowledge, on behalf of the Company and the Company Subsidiaries against loss, theft, misuse or unauthorized Processing and (ii) backup, security and disaster recovery plans, in each case consistent with customary industry practices in the relevant jurisdictions. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s Knowledge, since January 1, 2024, none of the following events has occurred: (i) any data security incident that resulted in the unauthorized or unlawful access to, or disclosure, exfiltration or acquisition of, Personal Information; or (ii) a ransomware, denial of service (DoS) or other cyberattack that resulted in a monetary loss to or business disruption affecting the Company or the Company Subsidiaries.

Section 3.19         Anti-Takeover Provisions.

The Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover arrangement or plan.

Section 3.20         Opinion of Financial Advisor

The Company Board has received the oral opinion of J.P. Morgan Securities, LLC to be subsequently confirmed by delivery of a written opinion that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Per Share Merger Consideration to be paid to the holders of Ordinary Shares (other than Parent and its Affiliates) in the proposed Merger is fair, from a financial point of view, to such holders. As of the Agreement Date, such opinion has not been withdrawn or modified. The Company will make available to Parent a copy of such written opinion solely for informational purposes promptly following its receipt thereof after the Agreement Date.

Section 3.21         No Brokers.

Except as set forth in Section 3.21 of the Company Disclosure Letter, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 3.22         Insurance.

Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain insurance coverage in such amounts and covering such risks as are in accordance with industry practice for companies of similar size and place of operation, and as is sufficient to comply with applicable Law. All such insurance policies are in full force and effect, no notice of cancellation or modification has been received (other than a notice in connection with ordinary renewals), and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the Agreement Date, there is no claim pending under any of the Company’s insurance policies as to which coverage has been denied or disputed by the underwriters of such policies, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.23         Customers and Suppliers.

Section 3.23 of the Company Disclosure Letter sets forth (a) a true and correct list of the top five (5) customers of the Company and the Company Subsidiaries based on total aggregate revenue received during the last twelve (12) months ended December 31, 2024 (each, a “Material Customer”), and (b) a true and correct list of the top five (5) suppliers of the Company and the Company Subsidiaries based on total payments made during the last twelve (12) months ended December 31, 2024 (each, a “Material Supplier”). As of the Agreement Date, neither the Company nor any of the Company Subsidiaries has received any written notice from any Material Customer (excluding any Material Customer that is an Affiliate of Parent) or Material Supplier of its intention to terminate or not renew its business relationship with the Company or any of the Company Subsidiaries, to decrease materially purchasing or providing (as applicable) services or products, or to otherwise adversely modify or materially change the terms of its existing contracts or business relationship with the Company or any of the Company Subsidiaries, either as a result of the transactions contemplated hereby or otherwise.

Section 3.24         Environmental Matters.

Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company and the Company Subsidiaries is, and has been, in compliance with all Environmental Laws, and neither the Company nor any Company Subsidiary has received any written notice alleging that the Company or any Company Subsidiary is in violation of, or may have Liability under, any Environmental Law; (b) each of the Company and the Company Subsidiaries possesses and is and since January 1, 2024 has been in compliance with all Permits required under Environmental Laws (“Environmental Permits”) for the conduct of its operations, and all such Environmental Permits are valid and in good standing; (c) there are no Actions pending or, to the Company’s Knowledge, threatened in writing against the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary is subject to any Judgments with any outstanding obligations, in each case pursuant to Environmental Law; (d) there has been no Release of or exposure to any Hazardous Material, and there are no other environmental conditions, that would reasonably be expected to form the basis of any Liability under or Actions pursuant to Environmental Law; and (e) neither the Company nor any Company Subsidiary has retained or assumed, either contractually or by operation of Law, any Liabilities relating to Environmental Law that would reasonably be expected to form the basis of any Action against the Company or any Company Subsidiary.

Section 3.25         Transaction Expenses. The Company’s reasonable estimate for certain Transaction Expenses identified on Section 3.25 of the Company Disclosure Letter is set forth on Section 3.25 of the Company Disclosure Letter.

Section 3.26         Solvency.

The Company is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of the Company Subsidiaries. The Company is not liable to be wound-up (under Section 92 of the CICA) as of the Agreement Date and, assuming (i) the operation of the business of the Company and the Company Subsidiaries is conducted in the ordinary course of business consistent with past practice and (ii) any Contracts between any of the Parent Parties or any of their Affiliates, on the one hand, and the Company or any of the Company Subsidiaries, on the other hand, remain in full force and effect from and after the Agreement Date and the applicable Parent Party or Affiliate of the Parent Parties continues to meet in all material respects all payment obligations in accordance with the terms of any such Contracts, then the Company will, immediately after giving effect to all of the Transactions, including the payment of the Company Funded Cash and the payment of all other Transaction Expenses, be able to pay its debts as they fall due in the ordinary course of business, not be subject to any winding-up (under Section 92(d) of the CICA) and be solvent at and immediately after the Effective Time.

Section 3.27         No Other Representations or Warranties.

Except for the representations and warranties contained in Article IV (including the Parent Disclosure Letter) or in the certificate delivered by Parent to the Company pursuant to Section 7.2(c) (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), the Company acknowledges that (x) none of the Parent Parties or any other Person acting on behalf of the Parent Parties makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and the Company is not relying on any representation, warranty or other information of any Person except for those representations or warranties expressly set forth in this Agreement or in the certificate delivered by Parent to the Company pursuant to Section 7.2(c), and (y) no Person has been authorized by the Parent Parties or any other Person on behalf of the Parent Parties to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and the Merger, and if made, such representation or warranty will not be relied upon by the Company as having been authorized by such entity.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent of this Agreement (the “Parent Disclosure Letter”), the Parent Parties, jointly and severally, represent and warrant to the Company as follows:

Section 4.1         Organization, Standing and Power.

Each of the Parent Parties is duly organized, incorporated or registered, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, incorporated or registered (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of the Parent Parties is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2         Authority; Execution and Delivery; Enforceability.

Each of the Parent Parties has all requisite corporate power and authority to execute and deliver this Agreement and, in the case of Merger Sub, the Plan of Merger, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other Transactions. The Parent Board has duly adopted resolutions approving the execution, delivery and performance of this Agreement and the Parent Support Agreement. As of the Agreement Date, such resolutions have not been amended or withdrawn. The Merger Sub Board has adopted resolutions (a) approving the execution, delivery and performance of this Agreement and the Plan of Merger by Merger Sub; (b) determining that entering into this Agreement and the Plan of Merger is in the best interests of Merger Sub; and (c) recommending that Holdings, as sole shareholder of Merger Sub, authorize and approve (as applicable) this Agreement and the Plan of Merger and directing that this Agreement and the Plan of Merger be submitted to Holdings, as sole shareholder of Merger Sub, for authorization and approval (as applicable) (the “Merger Sub Shareholder Approval”). The Holdings Board has adopted resolutions (a) approving the execution, delivery and performance of this Agreement and the Parent Support Agreement by Holdings; and (b) determining that entering into this Agreement and the Parent Support Agreement are in the best interests of Holdings. Holdings, as sole shareholder of Merger Sub, has authorized and approved (as applicable) this Agreement and the Plan of Merger and delivered written evidence to the Company of the receipt of the Merger Sub Shareholder Approval. Except for corporate approvals already obtained, no other corporate proceedings (including any shareholder approval) on the part of any Parent Party are necessary to authorize or approve (as applicable) this Agreement or the Plan of Merger or to consummate the Transactions (except for executing and delivering the Plan of Merger and filing the same with the Registrar of Companies of the Cayman Islands together with any other certificates, documents, declarations, undertakings and confirmations, and payment of such fees, as may be required to be filed and paid pursuant to section 233 of the CICA to effect the Merger and the filing of the Schedule 13E-3 with the SEC). Each of the Parent Parties has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.3          No Conflicts; Consents.

(a)            The execution and delivery by each of the Parent Parties of this Agreement, the Parent Support Agreement and the Plan of Merger (as applicable) do not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association or comparable organizational documents of such Parent Party; (ii) assuming compliance with the matters referred to in Section 4.3(b), contravene, conflict with or result in a violation or breach of any Law or Judgment, in each case, applicable to such Parent Party or their respective properties or assets; (iii) assuming compliance with the matters referred to in Section 4.3(b), require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) of or under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which such Parent Party is entitled under any provision of any Contract or any Permit of such Parent Party; or (iv) result in the creation or imposition of any Lien on any asset of such Parent Party, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            No Permit of or from any Governmental Entity is required to be obtained or made by or with respect to the Parent Parties in connection with the execution and delivery of this Agreement or the Plan of Merger, its performance of its obligations hereunder or thereunder, or the consummation of the Merger and the other Transactions, other than (i) (A) the filing by the Parent Parties of the Schedule 13E-3 with the SEC and (B) such other compliance by the Parent Parties with the Exchange Act, the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Plan of Merger, the Merger and the other Transactions; (ii) executing and delivering the Plan of Merger and filing the same with the Registrar of Companies of the Cayman Islands together with any other certificates, documents, declarations, undertakings and confirmations, and payment of such fees, as may be required to be filed and paid pursuant to section 233 of the CICA to effect the Merger; (iii) compliance with the NYSE rules and regulations, (iv) the Requisite Regulatory Approvals; and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4           Information Supplied.

None of the information supplied or to be supplied to the Company by or on behalf of the Parent Parties or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied to the Company by or on behalf of the Parent Parties or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Schedule 13E-3 with the SEC (or any amendment thereof), including the Proxy Statement (or any amendment thereto or document incorporated by reference therein) will, at the date it is first filed with the SEC or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by the Parent Parties or any of their respective Affiliates with respect to statements made or incorporated by reference herein based on information supplied by the Company or its Affiliates or any other Person for inclusion or incorporation by reference herein.

Section 4.5           Compliance with Laws.

Except as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the date of formation of each of the Parent Parties the business of the Parent Parties has been conducted in accordance with Law.

Section 4.6           Litigation.

As of the Agreement Date, other than as set forth in Section 4.6 of the Parent Disclosure Letter, there is no Action pending or, to Parent’s Knowledge, threatened in writing against the Parent Parties or any of their respective properties or assets that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Parent Material Adverse Effect, (b) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (c) if decided adversely against such Person, would reasonably be expected to prevent, materially delay or materially impede, the performance by any Parent Party of its obligations under this Agreement or the consummation of the Transactions.

Section 4.7           Brokers’ Fees and Expenses.

No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith from the Company, in connection with the Transactions based upon arrangements made by or on behalf of the Parent Parties.

Section 4.8           Merger Sub.

Holdings is the sole shareholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations, other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto. Merger Sub does not hold any equity interest in any Person.

Section 4.9           Ownership of Ordinary Shares.

As of the Agreement Date, other than as set forth in Section 4.9 of the Parent Disclosure Letter, no Parent Party or any of their respective Affiliates or Subsidiaries, beneficially owns any Ordinary Shares or any other securities or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Ordinary Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company, and no Parent Party has any rights to acquire any Ordinary Shares (except pursuant to this Agreement). Other than this Agreement and the Parent Support Agreement, there are no (a) voting trusts or other agreements, arrangements or understandings to which any Parent Party or its Affiliates is a party with respect to the voting of the Ordinary Shares or (b) agreements, arrangements or understandings to which any Parent Party or its Affiliates is a party with respect to the acquisition, divestiture, retention, purchase, sale or tendering of the Ordinary Shares or (c) agreements, arrangements or understandings (in each case, whether oral or written) pursuant to which any holder of an Ordinary Share would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration.

Section 4.10         Parent Contracts.

As of the Agreement Date, other than this Agreement, the Parent Support Agreement, the Key Employee Undertakings, the Support Agreements, the Exclusivity Agreement and the Non-Disclosure Agreement, there are no other Contracts (i) relating to the Transactions to which any Parent Party is a party (or through any of their respective Affiliates), (ii) relating to the Transactions between or among the Parent Parties or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any member of the Company Board or any of the Company’s shareholders in their capacities as such, on the other hand or (iii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.11         Sufficient Funds.

(a)            The Parent Parties have, and at all times through and as of the Closing will continue to have, the financial capability and access to and/or sufficient cash or other immediately available funds that are sufficient to pay (a) the Payment Fund Merger Consideration and (b) any other amounts required to be paid by the Parent Parties, including all fees and expenses and other obligations of the Parent Parties under this Agreement in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby.

(b)            The Parent Debt Facilities are in full force and effect subject to their respective terms. No event of default has occurred under, and the Parent Parties are not in breach of (and, to the Knowledge of the Parent Parties, no other party thereto is in breach of), the Parent Debt Facilities. Section 4.11(b) of the Parent Disclosure Letter sets forth the maturity date of each Parent Debt Facility and the remaining undrawn amount under each Parent Debt Facility as of the date of this Agreement. The Parent Parties are able to draw on such amounts, without restriction, to the extent necessary to pay (a) the Payment Fund Merger Consideration and (b) any other amounts required to be paid by the Parent Parties, including all fees and expenses and other obligations of the Parent Parties under this Agreement in connection with the consummation of the Transactions.

Section 4.12         Solvency.

None of the Parent Parties is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of the Company Subsidiaries. Each Parent Party is not liable to be wound-up (or equivalent concept) under applicable Laws (which, for Parent Parties which are companies incorporated in the Cayman Islands, shall be Section 92(d) of the CICA) as of the Agreement Date, and, assuming the accuracy and completeness of the representations and warranties of the Company contained in Article III and satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b), each of Parent and, to Parent’s Knowledge, the Surviving Company will, after giving effect to all of the Transactions, including the payment of the Payment Fund Merger Consideration and the payment of all other amounts required to be paid by the Parent Parties in connection with the consummation of the Transactions and the payment of all related fees and expenses, be able to pay its debts as they fall due in the ordinary course of business, not be subject to any winding-up (or equivalent concept) under applicable Laws (which, for Parent Parties which are companies incorporated in the Cayman Islands, shall be Section 92(d) of the CICA) and be solvent, in each case, immediately after the Effective Time.

Section 4.13         Absence of Certain Agreements

As of the Agreement Date, none of the Parent Parties or any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) with any third party that would, in any material way, be reasonably expected to limit any Parent Party’s ability to comply with their respective obligations under this Agreement or (ii) with any third party that would reasonably be expected to materially delay or prevent consummation of the Transactions. Parent is not aware of any matter related to any Parent Party or their respective Affiliates or Representatives that would reasonably be expected, individually or in the aggregate, to materially delay, impede or interfere with the consummation of the Transactions.

Section 4.14         Parent Support Agreement.

Concurrently with the execution of this Agreement, each of Parent and Holdings has delivered to the Company a duly executed Parent Support Agreement. As of the Agreement Date, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach by Parent or Holdings under the Parent Support Agreement.

Section 4.15         No Other Representations or Warranties.

Except for the representations and warranties contained in Article III (including the Company Disclosure Letter) or in the certificate delivered by the Company to the Parent Parties pursuant to Section 7.3(e) (and notwithstanding the delivery or disclosure to the Parent Parties or their respective Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), each of the Parent Parties acknowledges that (x) none of the Company, any Company Subsidiary or any other Person acting on behalf of the Company or a Company Subsidiary makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and the Parent Parties are not relying on any representation, warranty or other information of any Person except for those representations or warranties expressly set forth in this Agreement or in the certificate delivered by the Company to the Parent Parties pursuant to Section 7.3(e), (y) no Person has been authorized by the Company, the Company Subsidiaries or any other Person on behalf of the Company to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and the Merger, and if made, such representation or warranty will not be relied upon by the Parent Parties as having been authorized by such entity and (z) none of the Company, any Company Subsidiary or any other Person acting on behalf of the Company or a Company Subsidiary makes, or has made, any representation or warranty, express or implied, with respect to any estimate, projection, prediction, data, financial information, memorandum, presentation, budget, forecast or any other materials or information provided or addressed to the Parent Parties or any of their respective Representatives, including any materials or information made available to the Parent Parties and/or its Representatives in connection with presentations by the Company’s management, and no such estimate, projection, prediction, data, financial information, memorandum, presentation, budget, forecast or any other materials or information provided or addressed to the Parent Parties or any of their respective Representatives is, or will be deemed to be or include representations or warranties. Each of the Parent Parties’ Subsidiaries has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries and acknowledges that each of the Parent Parties has been provided access for such purposes.

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1         Conduct of Business by the Company.

Except (i) as expressly set forth in Section 5.1 of the Company Disclosure Letter; (ii) as expressly permitted or expressly required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) from the Agreement Date to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, the Company will, and will cause each Company Subsidiary to use its reasonable efforts to, (A) conduct the business of the Company and the Company Subsidiaries in the ordinary course of business in all material respects and (B) preserve intact in all material respects its assets, properties and Material Contracts and its significant commercial relationships with third parties; provided, however, that (1) the Company and the Company Subsidiaries’ failure to take any action prohibited by clauses (a) through (o) of this Section 5.1 shall not be a breach of this first sentence of this Section 5.1 and (2) no action by the Company or the Company Subsidiaries that is specifically permitted by an exception from any of clauses (a) through (o) of this Section 5.1 shall be deemed a breach of this first sentence of this Section 5.1, unless such action would constitute a breach of any of clauses (a) through (o) of this Section 5.1. In addition, and without limiting the generality of the foregoing, except (i) as expressly set forth in Section 5.1 of the Company Disclosure Letter; (ii) as expressly permitted or expressly required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed, and which in the case of clauses (j)(B) and (C) below shall be given or determined by the persons identified on the relevant section of the Company Disclosure Letter) from the Agreement Date to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, the Company will not, and will not cause or permit any Company Subsidiary to, directly or indirectly, whether by merger, consolidation or otherwise, do any of the following:

(a)            (i) except in accordance with Section 6.13, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its share capital, other equity interests or voting securities, other than dividends and distributions by (1) a direct or indirect wholly owned Company Subsidiary to its parent or (2) IHS South Africa to its shareholders; (ii) split, combine, subdivide or reclassify any of its share capital, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for share capital or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital, other equity interests or voting securities, other than as specifically permitted by Section 5.1(b); or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any share capital or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for share capital or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such share capital, securities or interests, except in the case of this clause (iii) for acquisitions, or deemed acquisitions, of Ordinary Shares in connection with (A) the withholding of Taxes in connection with the exercise, vesting or settlement of Company RSUs, Company PSUs or any other Company Equity Related Obligations and (B) forfeitures of Company Equity Related Obligations;

(b)            except for transactions (1) among the Company and one or more wholly owned Company Subsidiaries, (2) among one or more wholly owned Company Subsidiaries, or (3) between the Company or any wholly owned Company Subsidiary, on the one hand, and IHS South Africa, issue, deliver, sell, grant, pledge or otherwise subject to any Lien (other than Liens imposed by applicable securities Laws), or amend the terms of (i) any share capital or voting securities of, or other equity interests in, the Company (including Ordinary Shares or any other Company Equity Related Obligations) or any Company Subsidiary; or (ii) any Company Equity Related Obligation, other than (x) the issuance of Ordinary Shares upon the vesting or settlement of Company PSUs, Company RSUs and any other Company Equity Related Obligation outstanding at the Capitalization Time in accordance with their terms as of the Capitalization Time or granted in compliance with this Agreement and (y) the issuance or grant of any Company PSUs or Company RSUs or other incentive award in lieu thereof as set forth in Section 5.1(b) of the Company Disclosure Letter.

(c)            propose a resolution to amend the Company Articles of Association or the charter or organizational documents of any Company Subsidiary, except amendments to the charter or organizational documents of a Company Subsidiary (i) solely in connection with an internal reorganization, restructuring or recapitalization permitted pursuant to Section 5.1(i), or (ii) solely to the extent necessary to open or close a branch or, subject to this Section 5.1, appoint or remove any officer or director of a Company Subsidiary;

(d)            make or adopt any material change in its accounting methods, principles or practices, except insofar as may be required by a change in IFRS or applicable local accounting standards (or authoritative interpretations thereof) or are otherwise required by the Company to comply with IFRS or applicable local accounting standards;

(e)            directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any Person or division thereof or any properties or assets, except (i) acquisitions of supplies, inventory, property and equipment in the ordinary course of business; (ii) acquisitions in an amount not to exceed $5,000,000 in the aggregate; or (iii) with respect to transactions (1) between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, (2) between or among wholly owned Company Subsidiaries or (3) between the Company or any wholly owned Company Subsidiary, on the one hand, and IHS South Africa;

(f)            (i) sell, lease, transfer or otherwise dispose of, in one or a series of related transactions, 50% or more of the total consolidated assets of the Company and the Company Subsidiaries, taken as a whole, in any jurisdiction in which the Company or the Company Subsidiaries operates; or (ii) sell, lease (as lessor or sublessor), license (as licensor), assign, transfer, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of, any properties or assets or any interests therein other than, in the case of this clause (ii), (A) in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.1(h), or (B) the sale of obsolete assets in the ordinary course of business in an amount not to exceed $30,000,000 in the aggregate (for purposes of this clause (B), obsolete assets shall include physical assets that are no longer used by the Company or that have reached end of life);

(g)            make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) advances to directors, officers or employees in respect of travel or other related business expenses, in each case, in the ordinary course of business consistent with prior practice; (ii) prepayments to vendors of the Company or the Company Subsidiaries in the ordinary course of business; or (iii) with respect to transactions (1) between or among the Company, on the one hand, and any one or more Company Subsidiaries, on the other hand, (2) between or among Company Subsidiaries or (3) between the Company or any wholly owned Company Subsidiary, on the one hand, and IHS South Africa;

(h)            incur or otherwise become liable for any additional Indebtedness, except for: (i) the incurrence of additional Indebtedness (other than Indebtedness of the type described in clauses (ii)-(iii) below) in an aggregate amount permitted by any covenant ratios or similar incurrence tests in any loan or similar agreements of the Company or the Company Subsidiaries, but only if (A) the consummation of the Transactions will not conflict with, or result in any violation of or default under, such additional Indebtedness and (B) the incurrence of such additional Indebtedness would not reasonably be expected to cause the conditions set forth in Section 7.3(d) to not be satisfied at the Closing; (ii) Indebtedness in replacement of or to refinance at any time existing Indebtedness, but only if the consummation of the Transactions will not conflict with, or result in any violation of or default under, such replacement Indebtedness, and provided that (x) the amount of Indebtedness incurred in connection with such refinancing does not exceed the principal amount of the Indebtedness so refinanced (other than with respect to increased amounts attributable to unpaid accrued interest, fees and premiums (including tender premiums), defeasance costs, and underwriting discounts, fees, commissions and expenses associated therewith), (y) all other material terms of such Indebtedness (including the interest rate) are no less favorable, individually and in the aggregate, to the Company and the Company Subsidiaries than the replaced or refinanced Indebtedness and (z) the currency of such new Indebtedness is the same as the currency of the refinanced Indebtedness; or (iii) Indebtedness (1) between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, (2) between or among wholly owned Company Subsidiaries or (3) between the Company or any wholly owned Company Subsidiary, on the one hand, and IHS South Africa in which IHS South Africa is the borrower;

(i)            adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization for the Company or any Company Subsidiary (excluding any internal restructuring, recapitalization or reorganization of wholly owned Company Subsidiaries or IHS South Africa);

(j)            enter into, materially amend, terminate (which, for the avoidance of doubt, shall not include an automatic expiration of the term or failure to renew) or waive any material rights under (A) any Material Contract (other than Contracts with Material Customers or Material Suppliers) or any Contract that would have been a Material Contract (other than a Contract with a Material Customer or Material Supplier) had it been entered into prior to the Agreement Date, in each case, other than (except for the Material Contracts disclosed on Section 5.1(j) of the Company Disclosure Letter) in the ordinary course of business consistent with past practice, (B) any Contract with a Material Customer, other than in the ordinary course of business consistent with past practice, provided that any material amendments thereto be on substantially the same or better terms as compared to the Company’s past practices and (C) any Contract with a Material Supplier, other than in the ordinary course of business consistent with past practice, provided that, if any new such Contracts or material amendments to any such Contracts provide for a term of longer than twenty-four (24) months, such Contracts or amendments will include appropriate exit provisions in favor of the Company or applicable Company Subsidiary;

(k)            except as set forth in Section 5.1(k) of the Company Disclosure Letter, establish, enter into new, materially amend, or modify any of the following types of plans or compensation arrangements thereunder other than in accordance with any existing Company Benefit Plan, policy or agreement: any employee severance, termination pay, bonus, equity or equity-based award, pension or long-term incentive plans;

(l)             pay, discharge, compromise, settle or satisfy (or cause any insurer to pay, discharge, compromise, settle or satisfy), or offer to pay, discharge, compromise, settle or satisfy any Action in an amount greater than the amount set forth in Section 5.1(l) of the Company Disclosure Letter or which involves an admission of material liability by the Company or any Company Subsidiary or imposes material restrictions on the operations or business of the Company and the Company Subsidiary;

(m)           make or authorize capital expenditures in excess of 114% of either of the capital expenditures budgets as set forth in Section 5.1(m) of the Company Disclosure Letter;

(n)            make, change or revoke any material Tax election, adopt or change any material Tax accounting method or period, enter into any closing agreement in respect of material Taxes with any Governmental Entity, settle any audit, examination, or other proceeding with respect to any material amount of Taxes or material Tax assessment or fail to pay any material Tax that becomes due and payable (including any estimated tax payments) other than a Tax that is being contested in good faith, in each case, if such action would reasonably be expected to result in a material increase in the Tax liability of the Company or the Company Subsidiaries; or

(o)            agree to take any of the foregoing actions in clauses (a) through (n) above.

Notwithstanding anything to the contrary in this Section 5.1, Parent’s prior consent shall not be required for any action or failure to take any action (1)(A) that the Company reasonably determines is necessary or prudent to take or fail to take in response to an emergency and (B) the Company reasonably determines is sufficiently urgent that it cannot be delayed while Parent’s consent is being sought (taking into account that Parent’s consent may not be unreasonably withheld) or (2) in connection with the payment or repayment prior to Closing of any Indebtedness or any Transaction Expenses, in each case, of the Company or any Company Subsidiary, and the condition in Section 7.3(b) shall not be deemed to be unsatisfied as a result of any such action or failure to take action.

Section 5.2         Conduct of Business of the Parent Parties.

(a)            Each of the Parent Parties agrees that, from the Agreement Date through the earlier of the Effective Time or the termination of this Agreement, it shall not, directly or indirectly, take any action or fail to take any action (including any action with respect to a third party), which is intended to or would reasonably be expected to, individually or with any other such action, result in any of the conditions to effecting the Merger becoming incapable of being satisfied or have a Parent Material Adverse Effect, other than any action otherwise expressly permitted or expressly required by this Agreement. Nothing in this Section 5.2(a) shall require any Parent Party to take any action (or fail to take any action) that it would not be required to take (or that it would be permitted not to take) by Section 6.3.

(b)            The Parent Parties acknowledge and agree that any of them or their Affiliates are, or may become, party to certain commercial or other contractual arrangements with the Company and/or one or more of the Company Subsidiaries, and that nothing herein will in any way impair or adversely affect such contracts or arrangements, and the Parent Parties shall, and shall cause their applicable Affiliates to, continue to perform and discharge the same in accordance with their terms.

Section 5.3          No Control.

Nothing contained in this Agreement will give the Parent Parties or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct the Parent Parties’ or their Affiliates’ operations prior to the Effective Time.

Section 5.4          Clear Market.

From the Agreement Date and until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Parent Parties or any of their Affiliates shall not, directly or indirectly, in each case solely with respect to any business, assets or contracts relating to Towers, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests (or other instruments convertible into or exercisable for equity interests) or (ii) enter into or agree to enter into any material license, or joint venture, in each case, that would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, approval from, or avoiding an Action by, any Governmental Entity necessary to consummate the Transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions or (C) otherwise materially delay or prevent the consummation of the Transactions.

Section 5.5         No Solicitation by the Company; Company Recommendation.

(a)            From the Agreement Date and until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as explicitly permitted by Section 5.5(b) and Section 5.5(d), the Company will not, and will cause each of the Company Subsidiaries to not, and will instruct the Representatives of the Company and the Company Subsidiaries to not, and to not publicly announce any intention to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Alternative Proposal (an “Inquiry”) (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.5 (such as answering unsolicited phone calls and informing Persons of the provisions of this Section 5.5 or contacting any Person making an Alternative Proposal solely to ascertain facts or clarify terms and conditions) will not be deemed to “solicit”, “encourage” or “facilitate” for purposes of, or otherwise constitute a violation of, this Section 5.5); (ii) furnish or cause to be furnished to any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any Inquiries or the making of any proposal that constitutes, or would be reasonably expected to result in, an Alternative Proposal; (iii) enter into, continue or maintain discussions or negotiations with any Person (other than the Parent Parties and their respective Affiliates) with respect to an Inquiry or an Alternative Proposal (other than informing Persons of the provisions set forth in this Section 5.5 or contacting any Person making an Alternative Proposal solely to ascertain facts or clarify terms and conditions of such Alternative Proposal for the sole purpose of the Company Board reasonably informing itself about such Alternative Proposal); (iv) approve, agree to, accept, endorse or recommend any Alternative Proposal; (v) submit to a vote of its shareholders any Alternative Proposal; (vi) effect any Adverse Recommendation Change; provided that, subject to compliance by the Company with the terms of this Section 5.5, neither (1) the determination by the Company Board in accordance with Section 5.5(b) that an Alternative Proposal constitutes a Superior Proposal, nor (2) the delivery by the Company of the notice required by Section 5.5 shall in and of themselves constitute an Adverse Recommendation Change; or (vii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for an Alternative Proposal. The Company will, and will cause the Company Subsidiaries to, and will instruct its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Alternative Proposal and will promptly request in writing any such Third Party (together with its Representatives) that has executed a confidentiality agreement in connection with any Alternative Proposal, within the 12-month period prior to the Agreement Date, and that is in possession of confidential information heretofore furnished by or on behalf of the Company or any of the Company Subsidiaries in connection with the consideration of an Alternative Proposal to return or destroy all such information as promptly as practicable in accordance with the terms of any such confidentiality agreement. It is agreed that any violation of the restrictions on the Company (or instructions given or required to be given by the Company) set forth in this Section 5.5 by any Representative of the Company or any of the Company Subsidiaries (acting at the direction of the Company or the Company Subsidiaries) will constitute a breach of this Section 5.5 by the Company.

(b)            Notwithstanding anything to the contrary in Section 5.5(a), if the Company or any of the Company Subsidiaries or any of its or their respective Representatives receives a bona fide Alternative Proposal from any Third Party at any time prior to the Company Shareholders Meeting, and provided there has been no material breach of Section 5.5(a) that resulted in such Alternative Proposal, the Company and its Representatives may, prior to the Company Shareholders Meeting, take the actions set forth in subsections (i) and/or (ii) of this Section 5.5(b) if the Company Board has determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law: (i) furnish or cause to be furnished non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to the Third Party and its Representatives that made such Alternative Proposal, pursuant to an executed (and the Company and/or Company Subsidiaries may enter into a) customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Non-Disclosure Agreement and that does not prohibit compliance by the Company with any of the provisions of this Agreement (it being understood that the Company shall not be required to include any “standstill” provision in such confidentiality agreement), including this Section 5.5; and (ii) enter into, engage in and continue thereafter (so long as such Alternative Proposal continues to reasonably be expected to lead to a Superior Proposal after consultation with its outside financial advisors and outside legal counsel) discussions or negotiations with the Third Party and its Representatives that made such Alternative Proposal with respect to such Alternative Proposal. Notwithstanding anything to the contrary set forth in this Section 5.5 or elsewhere in this Agreement, the Company, the Company Subsidiaries and their respective Representatives may, in any event (without the Company Board having to make the determination set forth in the preceding sentence), contact any Third Party to (i) seek to clarify and understand the terms and conditions of any inquiry or proposal made by such Third Party solely to determine whether such inquiry or proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, but any such contact shall not include any negotiation of the terms and conditions of such inquiry or proposal, and (ii) inform such Third Party that has made or, to the Knowledge of the Company, is considering making an Alternative Proposal of the provisions of this Section 5.5.

(c)            Promptly (but in any event no later than 72 hours) following receipt of any Alternative Proposal or any Inquiry, the Company will advise Parent in writing of the receipt of such Alternative Proposal or Inquiry or any amendment or modification to the material terms of any Alternative Proposal or Inquiry (excluding, in each case, the identity of the Third Party making any such Alternative Proposal or Inquiry) and the Company will, as promptly as reasonably practicable, provide to Parent (i) a copy of such Alternative Proposal or Inquiry, if in writing, or (ii) a summary of the material terms of such Alternative Proposal or Inquiry, if not in writing. The Company agrees that it will promptly (but in any event no later than 72 hours) provide to Parent, any material non-public information concerning the Company or any of the Company Subsidiaries that it provides to any other Third Party in connection with any such Alternative Proposal that has not previously been provided to Parent. In addition, the Company will keep Parent informed on a reasonably prompt basis of any material developments regarding the Alternative Proposal or any material change to the terms or status of the Alternative Proposal or Inquiry (in each case, in a manner that is not unduly disruptive of the Company’s ability to conduct good faith discussions in accordance with this Section 5.5 with the party making such Alternative Proposal or submitting such Inquiry and their respective Representatives).

(d)            Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders Meeting, the Company Board may (i) in the case of an Intervening Event or if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.5(d)) cause the Company to effect an Adverse Recommendation Change and/or (ii) if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.5(d)), and provided there has been no material breach of Section 5.5(a) that resulted in such Superior Proposal, cause the Company to terminate this Agreement pursuant to Section 8.1(d) and to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, in the case of clauses (i) and (ii), if the Company Board has determined in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided that the Company Board may not make an Adverse Recommendation Change or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.1(d), unless:

(i)            the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”) of taking such action, which notice will advise Parent of the circumstances giving rise to the Adverse Recommendation Change, and, in the case of a Superior Proposal, that the Company Board has received a Superior Proposal and includes a copy of the most recent version of such Superior Proposal (or a detailed description of the material terms and conditions thereof);

(ii)           during the Notice Period, the Company has negotiated with Parent in good faith (if and to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute, in the good faith judgment of the Company Board, a Superior Proposal, or in the case of an Intervening Event, the failure to make such Adverse Recommendation Change (in the good faith judgment of the Company Board after consultation with outside financial advisors and outside legal counsel) would no longer be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(iii)          the Company Board has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to in writing by Parent, if any, and after consultation with its outside financial advisor and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in the case of an Intervening Event, that the failure to make such Adverse Recommendation Change would continue to reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

If during the Notice Period any material revisions are made to the Superior Proposal, the Company will deliver a new written notice to Parent and will comply with the requirements of this Section 5.5(d) with respect to such new written notice; provided, however, that for purposes of this sentence, references to the four (4) Business Day period above will be deemed to be references to a two (2) Business Day period.

(e)            Nothing contained in this Agreement will prevent the Company, or the Company Board, from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to an Alternative Proposal; provided that it is understood and agreed that any factually accurate public statement by the Company that merely describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto and contains a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not constitute an Adverse Recommendation Change.

Article VI
ADDITIONAL AGREEMENTS

Section 6.1         Preparation of the Proxy Statement and Schedule 13E-3; Company Shareholders Meeting.

(a)            As promptly as reasonably practicable following the Agreement Date, the Company shall, with the cooperation and assistance of the Parent Parties, prepare a proxy statement to be sent to the Company’s shareholders relating to the authorization and approval (as applicable) of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company, together with a notice convening the Company Shareholders Meeting in accordance with the Company Articles of Association (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”). Parent will furnish to the Company all information reasonably requested by the Company concerning the Parent Parties, and provide such other assistance, as the Company may reasonably request in connection with the preparation, filing and distribution of the Proxy Statement. The Company will notify Parent reasonably promptly after its receipt of any comments from the SEC or any request from the SEC for amendments to the Proxy Statement and will provide Parent with copies of all material correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company will use its commercially reasonable efforts to respond as reasonably promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent will cooperate in connection therewith. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment thereto) or responding to any comments of the SEC with respect thereto, the Company will (i) provide Parent an opportunity to review and comment on the substantially final draft of the Proxy Statement or response; and (ii) consider in good faith all comments thereto reasonably proposed by Parent.

(b)            Each of the Company and Parent shall, and the Company and Parent shall cooperate to, (i) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) relating to the Transactions, which will include the Proxy Statement as an exhibit, and furnish to each other all information concerning such Party as may be reasonably requested in connection with the preparation of the Schedule 13E-3; provided, for the avoidance of doubt, that the preparation and filing of the Proxy Statement shall be governed by Section 6.1(a); (ii) respond as reasonably promptly as practicable to any comments received from the SEC with respect to the Schedule 13E-3, including the Proxy Statement and, to the extent reasonably practicable, consult with each other prior to providing such response; (iii) as promptly as reasonably practicable, prepare and file any amendments necessary to be filed in response to any such comments; (iv) use its commercially reasonable efforts to have cleared by the staff of the SEC the Schedule 13E-3; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare and file any amendment to the Schedule 13E-3 or amendments necessary to be filed in response to any comments received from the SEC with respect to the Schedule 13E-3. Each Party will reasonably promptly notify the other Parties upon the receipt of any material comments from the SEC in respect of the Schedule 13E-3 or any other material filings associated with the Transactions, including the Proxy Statement or any beneficial ownership reports, or any applicable request from the SEC for amendments to the Schedule 13E-3 or other associated filings, and will provide the other Parties with copies of all material correspondence between such Party and its Representatives, on the one hand, and the SEC, on the other hand.

(c)            If prior to the Effective Time any change occurs with respect to information supplied by any Parent Party for inclusion in the Proxy Statement and/or the Schedule 13E-3 that is required by Law to be described in an amendment of the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, such Parent Party will reasonably promptly notify the Company of such change, and the Parent Parties and the Company will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, and as required by Law, in disseminating the information contained in such amendment to the Company’s shareholders. Nothing in this Section 6.1(c) will limit the obligations of any Party under Section 6.1(a).

(d)            If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement and/or the Schedule 13E-3, that is required by Law to be described in an amendment of the Proxy Statement and/or an amendment to the Schedule 13E-3, the Company will reasonably promptly notify the Parent Parties of such event, and the Company and the Parent Parties will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.1(d) will limit the obligations of any Party under Section 6.1(a).

(e)            The Company Board will, as promptly as reasonably practicable after the SEC confirms it has no further comments on the Schedule 13E-3, including the Proxy Statement, duly call, give notice of, convene and hold the Company Shareholders Meeting in accordance with the Company Articles of Association for the purpose of (i) seeking the Company Shareholder Approval, (ii) if required, seeking approval of an adjournment proposal and (iii) seeking approval of any other proposal necessary for authorizing and approving (as applicable) this Agreement and consummating the Transactions. The Company will use reasonable best efforts to (A) promptly cause the Proxy Statement to be distributed to the Company’s shareholders; and (B) except if an Adverse Recommendation Change has been made as permitted by Section 5.5(d) and remains in effect, solicit the Company Shareholder Approval. The Company Board will recommend to the Company’s shareholders that they give the Company Shareholder Approval (the “Company Recommendation”) and will include such recommendation in the Proxy Statement and the Schedule 13E-3, in each case, unless the Company Board has validly made an Adverse Recommendation Change as permitted by Section 5.5(d) that is still in effect. The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Shareholders Meeting pursuant to this Section 6.1 will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal, by the making of any Adverse Recommendation Change by the Company Board or by any other development; provided, however, that if the public announcement of an Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.5(d)(i) occurs less than ten (10) Business Days prior to the Company Shareholders Meeting, the Company will be entitled to postpone or adjourn the Company Shareholders Meeting to a date not more than ten (10) Business Days after the date for which such Company Shareholders Meeting had originally been scheduled (but in no event to a date after the date that is five (5) Business Days before the End Date (as defined below)).

(f)            The foregoing provisions of this Section 6.1 notwithstanding, the Company will have the right to make one or more postponements or adjournments of the Company Shareholders Meeting (i) to ensure that any amendment to the Proxy Statement and/or amendment to the Schedule 13E-3 required under applicable Law is timely provided to the shareholders of the Company within a reasonable amount of time, in the good faith judgment of the Company Board (after consultation with outside counsel), in advance of the Company Shareholders Meeting; (ii) if required by applicable Law or a request from the SEC or its staff; or (iii) if, on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Ordinary Shares to obtain the Company Shareholder Approval, whether or not a quorum is present; provided that (A) no single such postponement or adjournment is for more than ten (10) Business Days except as may be required by applicable Laws; and (B) in the case of clause (iii), the Company Shareholders Meeting is not postponed or adjourned by more than thirty (30) days after the date for which the Company Shareholders Meeting was originally scheduled without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed so long as the Company Shareholders Meeting is postponed or adjourned to (x) a date that is not more than sixty (60) days after the date on which the Company Shareholders Meeting was originally scheduled and (y) a date that is less than five (5) Business Days prior to the End Date) and that the Company will, and will cause its proxy solicitor to, use reasonable best efforts to solicit such additional proxies (or presence and affirmative vote in person of the Company’s shareholders at the Company Shareholders Meeting) as expeditiously as reasonably possible, it being understood that time shall be of the essence.

Section 6.2         Access to Information; Confidentiality.

(a)            Subject to applicable Law and the terms and conditions set forth in the Non-Disclosure Agreement, the Company will, and will cause each of the Company Subsidiaries, solely for the purpose of consummating and effecting the Transaction in accordance with the terms of this Agreement, to afford to the Parent Parties and the Representatives of the Parent Parties reasonable access, upon reasonable advance notice, during the period from the Agreement Date and continuing until the earlier to occur of the termination of this Agreement and the Effective Time, to their respective properties (subject to the terms of any applicable Lease or Property Contract), books, contracts, commitments and records that are reasonably related and material to such purpose, and during such period, the Company will, and will cause each of the Company Subsidiaries to, furnish reasonably promptly to the Parent Parties, to the extent reasonably practicable, all other information concerning its business, properties and personnel as the Parent Parties may reasonably request that are reasonably related and material to such purpose (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company will not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a Third Party (provided that the Company will, to the extent reasonably practicable, use its commercially reasonable efforts to obtain the required consent of such Third Party to such access or disclosure or to allow for such access or disclosure (or as much of it as possible) in a manner that does not violate the terms of any confidentiality agreement or other Contract with a Third Party); (ii) result in the loss of any attorney-client privilege (provided that the Company will use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or (iii) violate any Law.

(b)            Without limiting the terms of Section 6.2(a), subject to applicable Law and the terms and conditions set forth in the Non-Disclosure Agreement, during the period from the Agreement Date and continuing until the earlier to occur of the termination of this Agreement and the Effective Time, the Company will use its reasonable best efforts, and will cause its Representatives to use reasonable best efforts, to cooperate with Parent in Parent’s efforts to obtain a customary representations and warranties insurance policy (or a reasonably comparable insurance or self-insurance arrangement) in connection with the transactions contemplated by the Contract set forth on Section 3.15(b)(y) of the Company Disclosure Letter, and for purposes thereof, afford to the Parent Parties and the Representatives of the Parent Parties reasonable access, upon reasonable advance notice, to the documentation and books and records of the Company or relevant Company Subsidiary that relate to the business that is the subject of such Contract; provided that in no event shall Parent’s failure to obtain any such insurance arrangement be taken into account for purposes of determining whether the condition set forth in Section 7.3(b) has been satisfied.

(c)            Notwithstanding anything contained in this Agreement to the contrary, the Company will not be required to (i) provide any access or make any disclosure to the Parent Parties pursuant to this Section 6.2 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and the Parent Parties or any of its Affiliates, on the other hand, are adverse parties or (ii) disclose any materials of the Company or the Company Board that relate to sourcing, negotiation or consideration of the Transactions. The terms and conditions of the Non-Disclosure Agreement will apply to any information obtained by a Parent Party or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.2.

Section 6.3         Efforts to Consummate.

(a)            Subject to the terms and conditions herein provided, each of the Parent Parties and the Company will use their respective commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective as promptly as practicable after the Agreement Date the Transactions, including (i) preparing and filing with applicable Governmental Entities as promptly as reasonably practicable all necessary applications, notices, disclosures, petitions, filings, ruling requests, and other documents pursuant to any Antitrust Laws and to obtain as promptly as practicable any consents, clearances, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations from Governmental Entities (“Antitrust Approvals”) and all Requisite Regulatory Approvals necessary to consummate the Transaction (the Antitrust Approvals and Requisite Regulatory Approvals necessary to consummate the Transaction, collectively, the “Required Approvals”), (ii) taking all steps as may be necessary to obtain all such Required Approvals as promptly as reasonably practicable, and (iii) obtaining any waivers, qualifications, consents, certificates, clearances, and approvals required from third parties (other than the Required Approvals) in connection with the consummation of the Transactions.

(b)            In connection with the actions referenced in Section 6.3(a) each of the Parent Parties and the Company will, and will cause their respective Affiliates to, (i) cooperate with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party; (ii) keep the other Party and/or its counsel promptly informed of any communication received by such Party from, or given by such Party to, any Governmental Entity or Government Official or, in connection with any Action by a private party, with any other Person, and of any communication received or given in connection with any Action by a private party, in each case, regarding any of the Transactions; (iii) give each other reasonable advance notice of any meeting or telephone or video conference regarding the Transactions with such Governmental Entity or Government Official, and to the extent permitted by the applicable Governmental Entity or Government Official, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences; (iv) consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the Transactions; and (v) permit the other Party and/or its counsel to review in advance, with reasonable time and opportunity to comment, give reasonable consideration to the other Party’s comments thereon, and consult with each other in advance of any proposed submission, filing or material communication (and documents submitted therewith) intended to be given by it to a Governmental Entity or Government Official in connection with the Transactions; provided that materials may be redacted (x) as necessary to comply with applicable Law, (y) for confidentiality or legal privilege and (z) to remove references concerning (A) the valuation of the businesses of the Company and the Company Subsidiaries and (B) projections, estimates, budgets, forecasts, plans or other information of the Company and the Company Subsidiaries and other materials that the Company Board evaluated in connection with the Transactions.

(c)            The Company will give prompt written notice to Parent, and Parent will give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice will specify the condition which has failed or will fail to be satisfied; and (ii) any material written notice from any Governmental Entity or other Person in connection with the Transactions; provided that the delivery of any notice pursuant to this Section 6.3(c) will not limit or otherwise affect the remedies available hereunder to the Parent Parties or the Company.

(d)            Without limiting anything in this Section 6.3, the Parent Parties agree to take promptly any and all steps necessary or reasonably advisable or as may be required by any Governmental Entity to obtain the Required Approvals as expeditiously as possible, including committing to and effecting, by consent decree, hold separate order, trust or other arrangement: (A) selling, divesting, licensing or otherwise disposing of, or holding separate and agreeing to sell, divest, license or otherwise dispose of, any assets of the Company or the Company Subsidiaries, (B) terminating, amending or assigning existing relationships and contractual rights and obligations of the Company and/or the Company Subsidiaries, (C) requiring the Company or any of the Company Subsidiaries to grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party and (D) imposing limitations on the Company or the Company Subsidiaries with respect to how they own, retain, conduct or operate all or any portion of their respective businesses or assets; provided that any such action may be conditioned upon the consummation of the Transactions; provided further that in no event will the Parent Parties or any of its Affiliates be required (and in no event will the Company or any Company Subsidiary agree without the prior written consent of Parent) to (i) take any action (including entering into any consent decree, hold separate order, trust or other arrangement), or to permit or suffer to exist any restriction, condition, limitation or requirement, with respect to any businesses or assets of Parent and its Affiliates, other than the businesses and assets of the Company and the Company Subsidiaries, or (ii) take any action (including entering into any consent decree, hold separate order, trust or other arrangement), or to permit or suffer to exist any restriction, condition, limitation or requirement, with respect to the businesses and assets of the Company and the Company Subsidiaries that, when taken together with all other such actions, restrictions, conditions, limitations and requirements, would reasonably be expected to have a material adverse effect on the Company and the Company Subsidiaries, taken as a whole.

Section 6.4         Indemnification, Exculpation and Insurance.

(a)            Parent agrees that, for a period of at least six (6) years from and after the Effective Time, all rights existing as of the Agreement Date to indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time in favor of the current and/or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective memorandum and articles of association or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries in effect as of the Agreement Date and Made Available, or which are otherwise substantially in the same form as arrangements that have been Made Available, to Parent (such rights to indemnification as set forth in memoranda and articles of association or by-laws or comparable organizational documents and any such indemnification or similar agreements being the “Existing Indemnification Rights”) will continue in full force and effect in accordance with their terms, and Parent will cause the Surviving Company and the Company Subsidiaries to perform their respective obligations thereunder. Without limiting the foregoing, for a period of six (6) years from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless each individual who was prior to or is as of the Agreement Date, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries or who was prior to or is as of the Agreement Date, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of another Person (the “Company Indemnified Parties”), against all claims, Liabilities, Judgments, fines, fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any Action (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time, in each case, in accordance with the applicable Existing Indemnification Rights. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not (and Parent shall cause the Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Company Indemnified Parties covered by the claim, action, suit, proceeding or investigation from all liability arising out of such claim, action, suit, proceeding or investigation.

(b)            For a period of at least six (6) years from and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, either maintain or cause to be maintained in effect the current policies of directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance maintained by the Company or the Company Subsidiaries or provide substitute policies for the Company and Company Subsidiaries and the insured Persons who are covered by such insurance currently maintained by the Company and the Company Subsidiaries (the “Current Insurance”), in either case, with limits not less than the existing coverage and having other terms not less favorable to the insured Persons than the Current Insurance with respect to claims and matters arising from facts or events that occurred on or before the Effective Time, except that in no event will the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the Agreement Date (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.4(b) it will obtain as much comparable insurance as possible for each year within such six-year period for an annual premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option (and shall, if Parent so requests), purchase “tail” directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance for a period of six years for the Company and the Company Subsidiaries and the insured Persons who are covered by Current Insurance, such tail insurance to provide coverage with limits not less than, and to have other terms not less favorable to the insured Persons than, the Current Insurance with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event will the aggregate cost of any such tail insurance exceed the Maximum Amount. Parent will cause the Surviving Company to, and the Surviving Company will, maintain such insurance policies in full force and effect without any amendment adverse to the insured Persons thereunder, and continue to honor the obligations thereunder.

(c)            The provisions of this Section 6.4 (i) will survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties) to the extent of such indemnified or insured party’s interest herein, and his or her heirs and estates, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d)            From and after the Effective Time, Parent shall guarantee the prompt payments of the obligations of the Surviving Company and the Company Subsidiaries under this Section 6.4.

(e)            In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Company will cause proper provision to be made so that the successors and assigns of the Surviving Company assume the Surviving Company’s obligations set forth in this Section 6.4.

(f)            Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to insurance claims pursuant to any applicable insurance policy or indemnification agreement, it being understood and agreed that the indemnification provided for in this Section 6.4 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

Section 6.5         Transaction Litigation.

The Company will give Parent prompt notice of any shareholder Action commenced, or to the Company’s Knowledge, threatened, against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions, including any material developments with respect thereto, and promptly provide Parent with copies of all material proceedings and correspondence relating to any such Action or threatened Action. The Company will give Parent the reasonable opportunity to consult with the Company and participate in the defense or settlement of any shareholder Action against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions. None of the Company, any Company Subsidiary or any Representative of the Company will compromise, settle or come to an arrangement regarding any such shareholder Action, in each case, unless Parent has consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed).

For purposes of this Section 6.5, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the shareholder Action by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not waived), and Parent may offer comments or suggestions with respect to such shareholder Action that the Company will consider in good faith with the Company retaining authority over such shareholder Action.

Section 6.6          Public Announcements.

Each of the Company and the Parent Parties agrees that no public release or announcement concerning the Transactions will be issued by or on behalf of any of them or their Subsidiaries without the prior written consent of the Company (as to any release by the Parent Parties or its Affiliates), and the Parent Parties (as to any release by the Company or the Company Subsidiaries), which consent of such Parties will not be unreasonably withheld or delayed, except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable national securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. The Company and the Parent Parties agree that the initial press release announcing the execution and delivery of this Agreement will be a joint press release of the Parent Parties and the Company and will not be issued prior to the approval of each of the Parent Parties and the Company. In addition, each of the Company and the Parent Parties will be entitled to issue separate press releases announcing the execution and delivery of this Agreement which, in the case of the Company’s initial press release, will be subject to prior approval of the Parent Parties and, in the case of the Parent Parties’ press release, will be subject to the prior approval of the Company (in all cases, such approval not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing provisions of this Section 6.6, (i) the Parent Parties, the Representatives of the Parent Parties, the Company and the Representatives of the Company may make public releases or announcements concerning the Transactions that are substantially consistent with previous press releases or announcements made by the Parent Parties and/or the Company in compliance with this Section 6.6, (ii) the Parent Parties and the Representatives of Parent, the Company and the Representatives of the Company may make public statements to the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are materially consistent with previous press releases, public disclosures or public statements made by the Company or the Parent Parties in compliance with this Section 6.6 and do not reveal material, non-public information regarding the other parties, the Merger, or the other Transactions, (iii) the Parent Parties, the Representatives of the Parent Parties, the Company and the Representatives of the Company may make internal announcements to their respective employees, and the Company and its Affiliates may make announcements to their respective customers; provided that such announcements are (a) in form and substance reasonably acceptable to the other Party and (b) regarding a general description of the Transactions that is otherwise consistent with the Parties’ permitted prior public disclosures regarding this Agreement and the Transactions, and (iv) the restrictions set forth in this Section 6.6 do not apply to any release or announcement (or any portion thereof) made or proposed to be made in connection with, or in response to, an Adverse Recommendation Change or an Alternative Proposal.

Section 6.7         Employment and Company Benefits.

(a)            For the period commencing at the Effective Time and ending on the first (1st) anniversary of the date on which the Effective Time occurs, Parent will, or will cause the Surviving Company to, provide each Company Employee with (i) a base salary or hourly wage rate (as applicable) and short-term cash incentive compensation opportunities (which includes, for the avoidance of doubt, annual bonus entitlements), each of which is no less favorable than the base salary or hourly wage rate (as applicable) and short-term cash incentive compensation opportunities provided to such Company Employee immediately prior to the Closing Date and (ii) other compensation, benefits and perquisites (including equity, equity-based or long-term incentive compensation opportunities, and nonqualified deferred compensation, defined benefit pension, post-retirement welfare arrangements and severance, but excluding retention, change in control or transaction-related compensation and one-time bonuses) that, with respect to each Company Employee, are substantially similar in the aggregate to the other compensation, benefits and perquisites provided to such Company Employee immediately prior to the Closing Date; provided, however, that, Parent may substitute cash incentive opportunities in place of equity or equity-based incentive opportunities. For purposes of this Agreement, “Company Employee” means any employee of the Company or any Company Subsidiary who is employed at the Closing Date and who remains employed with the Surviving Company, any of the Company Subsidiaries, or any other Affiliate of Parent immediately following the Closing. With respect to the matters addressed by this Section 6.7(a), to the extent that applicable Law imposes any requirements that are more favorable to a Company Employee, such requirements shall control (but in no event shall any such Company Employee be entitled to any duplication of benefits by reason thereof).

(b)            For purposes of vesting, eligibility to participate and level of benefits under any employee benefit plans of Parent and its Subsidiaries (exclusive of the Company) in which any Company Employees become eligible to participate on or after the Closing Date (the “New Plans”), Parent shall, or shall cause the Company or any of the Company Subsidiaries to, provide each Company Employee with credit for his or her years of service with the Company and any respective predecessors before the Closing Date; provided that the foregoing service credit shall not be required to apply (x) to the extent that its application would result in a duplication of benefits with respect to the same period of service or (y) with respect to any defined benefit pension plan benefits. In addition, and without limiting the generality of the foregoing, (i) Parent shall, or shall cause the Company or any of the Company Subsidiaries to, cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans providing health or welfare benefits, and (ii) for purposes of each New Plan providing health or welfare benefits to any Company Employee during the plan year in which the Closing Date occurs, Parent shall, or shall cause the Company or any of the Company Subsidiaries to, cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents and (y) any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year during which the Closing Date occurs to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)            To the extent unpaid as of the Closing Date, in respect of each Company Employee’s annual bonus for the fiscal year prior to the fiscal year in which the Closing occurs (the “Prior Year Annual Bonus”), Parent shall cause the Surviving Company to pay to eligible Company Employees a Prior Year Annual Bonus, as determined based on the actual level of performance through the last date of such prior fiscal year, in the ordinary course, as reasonably determined by the Compensation Committee of the Company Board prior to the Closing (the “Committee”) in accordance with the terms of the applicable Company annual bonus programs in effect as of the date hereof. In respect of each Company Employee’s annual bonus for the fiscal year in which the Closing occurs (the “Closing Year Annual Bonus”), Parent shall cause the Surviving Company to pay bonuses provided under the Company’s annual bonus programs for such fiscal year, at the time or times that the annual bonuses would normally be paid by the Company and the Company Subsidiaries, and based on the employee’s actual level of performance; provided, however, that (x) to the extent that an employee of the Company or a Company Subsidiary is no longer in continued employment at such time or times as a result of their employment being terminated or ended by the Company, the Surviving Company, a Company Subsidiary, Parent or its Affiliates for reasons other than for “cause,” and (y) such employee was entitled to an annual bonus immediately prior to the Effective Time in accordance with the Company’s annual bonus programs in effect as of the date hereof, then Parent shall cause the Company or the Surviving Company or Company Subsidiary (as applicable) to pay such employee their bonus for such fiscal year, based on the employee’s actual level of performance, and in respect of the relevant period of such fiscal year for which such employee was still employed. For the avoidance of doubt, any annual bonuses paid in respect of the fiscal year in which the Closing occurs shall be based on an annual bonus program which provides an aggregate annual target value no less than the applicable annual bonus program maintained by the Company prior to the Closing Date and otherwise in compliance with Section 6.7(a).

(d)            No provision of this Agreement will (i) create any right in any Company Employee or any other employee of the Company or any Company Subsidiary to continued employment by Parent, the Surviving Company or their respective Affiliates, or preclude the ability of Parent or the Surviving Company or their respective Affiliates to terminate the employment of any employee for any reason; (ii) require Parent or the Surviving Company or any of their respective Affiliates to continue any particular Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing Date; or (iii) establish or amend any employee benefit plan of Parent or the Company or any of their respective Affiliates. Without limiting the generality of Section 9.7, and any provision in this Agreement to the contrary notwithstanding, nothing in this Section 6.7 will create any third-party beneficiary rights in any Person, including any Company Employee or current or former Service Provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.8           Merger Sub; Parent Parties.

(a)            Parent will (i) cause each of Holdings, Merger Sub and any other applicable Affiliate of Parent to comply with and perform all of its respective obligations under or relating to this Agreement and the Plan of Merger, including, in the case of Merger Sub, to authorize and consummate the Merger on the terms and conditions set forth in this Agreement and the Plan of Merger and (ii) ensure that, prior to the Effective Time, Merger Sub shall not engage in any activity, conduct any business, incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement or in furtherance of the transactions contemplated by this Agreement.

(b)            Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by the other Parent Parties, and the compliance by the other Parent Parties with, all of the covenants, agreements, obligations and undertakings of such Parent Parties under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by the other Parent Parties hereunder.

Section 6.9           Stock Exchange Delisting; Deregistration.

Prior to the Closing Date, the Company will cooperate with the Parent Parties and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NYSE to enable the delisting by the Surviving Company of the Ordinary Shares from NYSE, the deregistration of the Ordinary Shares under the Exchange Act and the suspension of the Company’s reporting obligations as promptly as practicable after the Effective Time.

Section 6.10         Parent Financing.

(a)            Each Parent Party shall use (and cause its Subsidiaries to use) their respective reasonable best efforts to: (i) comply with and maintain in full force and effect the Parent Debt Facilities in accordance with the terms and conditions thereof; (ii) satisfy (and cause its Affiliates to satisfy) at or prior to the Closing any conditions to funding contained in the Parent Debt Facilities that are applicable to the Parent Parties and within the control of the Parent Parties; (iii) upon satisfaction of the conditions to Closing set forth in this Agreement, draw on the Parent Debt Facilities at or prior to the Closing to the extent necessary to pay (x) the Aggregate Merger Consideration and (y) any other amounts required to be paid by the Parent Parties, including all fees and expenses and other obligations of the Parent Parties under this Agreement in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby; (iv) comply with its covenants or other obligations applicable to the Parent Parties’ Subsidiaries and within the control of the Parent Parties pursuant to the Parent Debt Facilities; and (v) enforce its rights pursuant to the Parent Debt Facilities. At all times prior to the Closing, Parent will maintain sufficient readily available un-restricted cash amounts which, when taken together with readily available amounts under the Parent Debt Facilities, will be sufficient to make all payments required to be made by it or on its behalf hereunder.

(b)            No Parent Party or its Affiliates shall agree to any amendment, supplement or other modification to, obtain any replacement of, or grant any waivers of, any condition or other provision of the Parent Debt Facilities, or otherwise incur any indebtedness, in each case in a manner that would reasonably be expected to delay or prevent the Closing or would reasonably be expected to adversely affect the availability of, or reduce the freely available funds intended for use to satisfy its obligations under this Agreement at Closing at or prior to the Closing, without the prior written consent of the Company.

Section 6.11         Resignations.

The Company shall use reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time, effective upon the Effective Time, other than those directors of the Company that Parent nominates to be appointed as a director of the Surviving Company with effect from the Effective Time.

Section 6.12         Tax Matters.

(a)            Transfer Taxes. Any transfer, documentary, sales, use, excise, stamp, registration, filing, recording, value-added and other similar Taxes, charges and fees incurred in connection with the consummation of the Merger and the Transactions (“Transfer Taxes”) shall be borne and paid by Parent when due and payable (other than, for avoidance of doubt, any Transfer Taxes imposed upon a holder of Ordinary Shares). Parent shall prepare and timely file all Tax Returns and other documentation with respect to such Transfer Taxes.

(b)            No Section 338 Elections. Parent shall not make, or permit any of its Affiliates, the Company or the Company’s Subsidiaries to make, any election under Section 338 of the Code with respect to the transactions contemplated by this Agreement.

(c)            Cooperation. The Parent Parties and the Company shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to reasonably cooperate as and to the extent reasonably requested by the applicable other Party in connection with the preparation, execution and filing of Tax Returns, the filing for any Tax ruling, the making of any Tax elections, and the conduct of any audit, examination, or claim or with respect to Taxes relating to the Company.

Section 6.13         Special Dividend.

Prior to and contingent upon the occurrence of the Closing, the Company may, with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), declare in accordance with applicable Law a special cash dividend (the “Special Dividend”) to holders of record of Ordinary Shares as of a date that is no later than one trading day prior to the Effective Time.

Article VII
CONDITIONS PRECEDENT

Section 7.1           Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each Party to effect the Merger is subject to the satisfaction or, to the extent permitted by Law, written waiver by such Party at or prior to the Closing of each of the following conditions:

(a)            Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)            No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) is in effect that prevents, makes illegal or prohibits the consummation of the Merger.

(c)            Requisite Regulatory Approvals. The Requisite Regulatory Approvals have been obtained and remain in full force and effect.

(d)            Required Cash. On the Measurement Date, the Company and the Company Subsidiaries shall collectively have the Company Funded Cash.

Section 7.2           Conditions to Obligations of the Company.

The obligations of the Company to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, written waiver by the Company at or prior to the Closing of each of the following conditions:

(a)            Representations and Warranties. (i) The representations and warranties of the Parent Parties contained in this Agreement (except for the representations and warranties contained in Section 4.1, Section 4.2, Section 4.7, Section 4.11 and Section 4.12) are true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (ii) the representations and warranties of the Parent Parties contained in Section 4.1, Section 4.2, Section 4.7, Section 4.11 and Section 4.12, are true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)            Performance of Obligations of the Parent Parties. The Parent Parties have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(c)            Parent Certificate. Parent has delivered to the Company a certificate, dated as of the Closing Date and signed by an authorized officer of Parent, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3         Conditions to Obligations of the Parent Parties.

The obligations of the Parent Parties to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, written waiver by Parent at or prior to the Closing of each of the following conditions:

(a)            Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5(a)(i), Section 3.9(a)(ii), clause (y) of the second sentence of Section 3.15(b), Section 3.19, the first sentence of Section 3.20, Section 3.21 and Section 3.26) are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.1, Section 3.2, Section 3.3(b), Section 3.4, Section 3.5(a)(i), clause (y) of the second sentence of Section 3.15(b), Section 3.19, the first sentence of Section 3.20, Section 3.21 and Section 3.26, are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) in all material respects; (iii) the representations and warranties of the Company contained in Section 3.3(a) and Section 3.3(c) are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except for inaccuracies that are de minimis relative to the total fully-diluted equity capitalization of the Company; and (iv) the representations and warranties of the Company contained in Section 3.9(a)(ii) are true and correct at and as of the Closing as if made at and as of such time.

(b)            Performance of Obligations of the Company. The Company has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)            No Company Material Adverse Effect. Since the Agreement Date, there has not occurred any circumstance, occurrence, effect, change, event, or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            Gross Indebtedness. On the Measurement Date, the aggregate principal amount of gross indebtedness for borrowed money and drawn letters of credit of the Company and the Company Subsidiaries shall not exceed the amount(s) set forth on Section 7.3(d) of the Company Disclosure Letter.

(e)            Minimum Operating Cash Amount. On the Measurement Date, the Company Operating Cash Amount shall equal or exceed the Minimum Operating Cash Amount.

(f)            Company Certificate. The Company has delivered to Parent a certificate, dated as of the Closing Date and signed by its Principal Executive Officer or Principal Financial Officer, certifying to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b), Section 7.3(c), Section 7.3(d), Section 7.3(e) and Section 7.1(d) have been satisfied.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1         Termination.

This Agreement may be terminated at any time prior to the Effective Time (except with respect to Section 8.1(d) and Section 8.1(f), whether before or after receipt of the Company Shareholder Approval):

(a)            by mutual written consent of the Company and Parent;

(b)            by either the Company or Parent:

(i)          if the Merger is not consummated on or before 5:00 p.m., Eastern Time, on November 17, 2026 (the “End Date”, as may be extended by the mutual written agreement of Parent and the Company); provided that if at such date the condition set forth in Section 7.1(d) and/or Section 7.3(e) is not satisfied, the End Date shall, unless the Company notifies Parent in writing to the contrary prior to the initial End Date, automatically be extended by an additional forty-five (45) days; provided, further, that if any such condition is not satisfied by the End Date (as extended) as a result of any Aged Receivables, the End Date (as extended) shall, unless the Company and Parent mutually agree to the contrary, be extended by a further forty-five (45) days; provided, further, that the right to terminate this Agreement under this Section 8.1(b)(i) will not be available to any Party whose breach of any provision of this Agreement, directly or indirectly, primarily causes or results in the failure of the Merger to be consummated by the End Date;

(ii)         if the condition set forth in Section 7.1(b) is not satisfied and the Legal Restraint giving rise to such non-satisfaction has become final and non-appealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used its reasonable best efforts as required hereby to remove such Legal Restraint; provided, further, that the right to terminate this Agreement under this Section 8.1(b)(ii) will not be available to a Party if the issuance of such Legal Restraint was primarily due to the failure of such Party, and, in the case of Parent, the failure of Holdings or Merger Sub, to perform any of its obligations under this Agreement; or

(iii)        if the Company Shareholder Approval has not been obtained at a duly convened Company Shareholders Meeting (including any due adjournment thereof) at which a vote on the Merger was taken;

(c)            by the Company, if any Parent Party has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of any Parent Party has become untrue, in each case, such that the conditions set forth in Section 7.2(a) or Section 7.2(b), as the case may be, could not then be satisfied; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.1(c) unless any such breach or failure to be true has not been cured by the earlier of (i) twenty (20) Business Days after written notice by the Company to Parent informing Parent of such breach or failure to be true and (ii) the day prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.1(c) if the Company is then in breach of this Agreement in any material respect;

(d)           by the Company, prior to receipt of the Company Shareholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.5(d); provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.1(d) unless both (1) the Company pays the Company Termination Fee substantially concurrently with such termination and (2) the Company enters into such definitive written agreement substantially concurrently with such termination of this Agreement;

(e)            by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c), as the case may be, could not then be satisfied; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.1(e) unless any such breach or failure to be true has not been cured by the earlier of (i) twenty (20) Business Days after written notice by Parent to the Company informing the Company of such breach or failure to be true and (ii) the day prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if a Parent Party is then in breach of this Agreement or the Parent Support Agreement in any material respect;

(f)            by Parent prior to the Company Shareholders Meeting if (i) an Adverse Recommendation Change has occurred (provided that a written notice delivered by the Company to Parent pursuant to Section 5.5(d)(i) stating the Company’s intention to make an Adverse Recommendation Change in advance thereof will not in and of itself result in Parent having any termination rights pursuant to this Section 8.1(f)) or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act made by a Third Party, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer; or

(g)           by the Company, if (i) all of the conditions set forth in Section 7.1 and Section 7.3 are satisfied or validly waived (other than those conditions that by their terms are to be satisfied at the Closing, so long as such conditions are at the time of termination capable of being satisfied at the Closing), (ii) the Company irrevocably confirms to the Parent Parties in writing, on or following the date on which the Closing is required to occur pursuant to Section 1.2, that it stands ready, willing and able to consummate the Closing and that all of the closing conditions set forth in Section 7.2 have been satisfied or validly waived (or would then be satisfied if the Closing were to occur as of the third (3rd ) Business Day following delivery of such confirmation) and (iii) the Parent Parties fail to consummate the Closing on or prior to the third (3rd) Business Day following delivery of such confirmation of the Company referred to in clause (ii).

Section 8.2         Effect of Termination.

In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement will forthwith become void and have no effect, without any liability on the part of the Parties (or any shareholder or Representative of a Party), other than liability arising from the last sentence of Section 6.2, Section 6.6, this Section 8.2, Section 8.3 and Article IX, which provisions will survive such termination of this Agreement; provided that nothing in this Section 8.2 will relieve a Party from Liability resulting from such Party’s fraud or willful breach of this Agreement. For purposes of this Agreement, “willful breach” means a material breach that is a consequence of an act or omission undertaken by the breaching Party with the Knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a breach of this Agreement; it being acknowledged and agreed, without limitation, that any failure by any Party to consummate the Merger and the other Transactions after the applicable conditions thereto have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at such time) will constitute a willful breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Non-Disclosure Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

Section 8.3         Fees and Expenses.

Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the Transactions will be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated.

(a)            Company Termination Fee. The Company will pay to Parent a fee of $104,290,000 (the “Company Termination Fee”) if:

(i)          the Company terminates this Agreement pursuant to Section 8.1(d) (Superior Proposal) or Parent terminates this Agreement pursuant to Section 8.1(f) (Adverse Recommendation Change); or

(ii)         (A) after the Agreement Date but prior to the termination of this Agreement pursuant to Section 8.1, an Alternative Proposal is publicly made by a Third Party to the Company or the Company Board and not withdrawn prior to the Company Shareholders Meeting; (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i) (End Date) or Section 8.1(b)(iii) (No Company Shareholder Approval), or by Parent pursuant to Section 8.1(e) (Company Breach); and (C) within twelve (12) months of such termination, (x) the Company enters into a definitive Contract for such Alternative Proposal and such Alternative Proposal is consummated (whether during or after such 12-month period) or (y) an Alternative Proposal is consummated; provided, however, that for purposes of this Section 8.3(a)(ii), the references to 20% in the definition of “Alternative Proposal” will be deemed to be references to 50%.

Any Company Termination Fee due under this Section 8.3(a) will be paid by wire transfer of same-day funds (x) in the case of termination of this Agreement by the Company pursuant to Section 8.1(d) (Superior Proposal) substantially concurrently with and not later than the next Business Day following such termination, (y) in the case of termination of this Agreement by the Parent pursuant to Section 8.1(f) (Adverse Recommendation Change), no later than the fifth (5th) Business Day immediately following the date of such termination, and (z) in the case of clause (ii) above, on the date of consummation as referred to in clause (ii)(C) above.

(b)            Company Sole and Exclusive Remedy. If Parent receives payment of the Company Termination Fee under the circumstances in which the Company Termination Fee is payable as provided in this Section 8.3, then, subject to Section 9.10, the receipt of the Company Termination Fee (and any amounts payable pursuant to Section 8.3(e)) will be (i) the sole and exclusive remedy of the Parent Parties or their respective Affiliates and Subsidiaries against the Company, its Affiliates and the Company Subsidiaries and any of their respective direct or indirect former, current or future managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing (collectively, the “Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for any breach or failure to perform hereunder or otherwise in connection with the Transactions, and upon payment of such amount (in circumstances where the Company Termination Fee is payable), none of the Company Related Parties shall have any further liability or obligation whatsoever relating to or arising out of this Agreement or the Transactions and (ii) deemed to be liquidated damages for any and all damages or losses suffered or incurred by the Parent Parties or their respective Affiliates in connection with this Agreement and the termination of this Agreement (or any matter forming the basis for such termination), and neither the Parent Parties nor any of their respective Affiliates or Parent Related Parties will be entitled to bring any Action or otherwise be entitled to any remedy against the Company or any of its Affiliates or any other Company Related Party, at law or in equity or otherwise, arising from or in connection with this Agreement (including the termination thereof) or any of the Transactions. Any payment of the Company Termination Fee will be payable only once and not in duplication even though such payment may be payable under one or more provisions of this Section 8.3. The Company Related Parties are intended third-party beneficiaries of this Section 8.3.

(c)            Parent Termination Fee. The Parent will pay to the Company a fee of $148,980,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.1(c) (Parent Breach) or Section 8.1(g) (Failure to Close), or by either Party pursuant to Section 8.1 at a time when this Agreement was terminable pursuant to Section 8.1(c) (Parent Breach) or Section 8.1(g) (Failure to Close).

Any Parent Termination Fee due under this Section 8.3(c) will be paid by wire transfer of same-day funds (x) in the case of termination of this Agreement by the Company, no later than the fifth (5th) Business Day immediately following the date of such termination, and (y) in the case of termination of this Agreement by Parent, substantially concurrently with and not later than the next Business Day following such termination.

(d)            Parent Sole and Exclusive Remedy. If the Company receives payment of the Parent Termination Fee under the circumstances in which the Parent Termination Fee is payable as provided in this Section 8.3, then, subject to Section 9.10, the receipt of the Parent Termination Fee (and any amounts payable pursuant to Section 8.3(e)) will be (i) the sole and exclusive remedy of the Company and the Company Subsidiaries against the Parent Parties and their respective Affiliates, and any of their respective Related Parties for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for any breach or failure to perform hereunder or otherwise in connection with the Transactions and (ii) deemed to be liquidated damages for any and all damages or losses suffered or incurred by the Company, the Company Subsidiaries or their respective Affiliates in connection with this Agreement and the termination of this Agreement (or any matter forming the basis for such termination), and neither the Company, the Company Subsidiaries or the Company Related Parties will be entitled to bring any Action or otherwise be entitled to any remedy against the Parent Parties or any of its Affiliates or any other Parent Related Party, at law or in equity or otherwise, arising from or in connection with this Agreement (including the termination thereof) or any of the Transactions. Any payment of the Parent Termination Fee will be payable only once and not in duplication even though such payment may be payable under one or more provisions of this Section 8.3. The Parent Related Parties are intended third-party beneficiaries of this Section 8.3.

(e)            Payments; Default. Each of the Parties acknowledges and agrees that (i) the agreements contained in this Section 8.3 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.3(a) or Section 8.3(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate the relevant Party for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.3, the Parties would not have entered into this Agreement. Accordingly, if a Party fails to promptly pay any amount due pursuant to this Section 8.3 (the “Non-Paying Party”), the Non-Paying Party shall pay to the Parent (if the Company is the Non-Paying Party) or the Company (if the Parent is the Non-Paying Party) all reasonable and documented fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such Party) (collectively, the “Enforcement Expenses”); provided, that the amount of such Enforcement Expenses shall not exceed $500,000, in the aggregate.

(f)            Single Payment Only. The Parties acknowledge and agree that in no event will the Company or Parent, as applicable, be required to pay more than one termination fee, collectively, or be required to pay the Company Termination Fee or Parent Termination Fee, as applicable, on more than one occasion, whether or not such fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(g)            Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in Section 8.3(b) or the availability of monetary damages, it is agreed that the Parent Parties, on the one hand, and the Company, on the other hand, will be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.10, except that, although the Parent Parties, on the one hand, and the Company, on the other hand, in their respective sole discretion, may determine their choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 9.10, under no circumstances will the Parent Parties be permitted or entitled to receive both (x) specific performance that results in the occurrence of the Closing and (y) any monetary damages, including, with respect to the Parent Parties, the Company Termination Fee.

Section 8.4         Amendment.

This Agreement may be amended by the Parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, no amendment that requires further approval or adoption by the Company’s shareholders pursuant to the CICA or the Company Articles of Association, will be made without the further approval of such shareholders, and (ii) except as provided above, no amendment of this Agreement will be submitted to be approved by the Company’s shareholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties and any such amendment or waiver by the Company will be at the direction of and only be valid if approved by the Company Board. Termination of this Agreement prior to the Effective Time will not require the approval of the shareholders of the Parent Parties or the Company.

Section 8.5         Extension; Waiver.

At any time prior to the Effective Time, the Parties may (in writing) (i) extend the time for the performance of any of the obligations or other acts of the other Parties; (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any covenants and agreements contained in this Agreement; or (iv) waive the satisfaction of any of the conditions contained in this Agreement. Notwithstanding the foregoing, any consent, waiver or extension by Parent under this Agreement shall be deemed to also be a consent, waiver or extension, as applicable, by the other Parent Parties. No extension or waiver by the Company will require the approval of the Company’s shareholders unless such approval is required by Law, but will be at the direction of and only be valid if approved by the Company Board. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party. No failure or delay by any Party in exercising any right, power, or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law.

Article IX
GENERAL PROVISIONS

Section 9.1         Non-Survival of Representations and Warranties.

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time. Notwithstanding the foregoing, this Section 9.1 will not limit the obligations of any Party under any covenant or agreement of such Party that by its terms applies or contemplates performance after the Effective Time.

Section 9.2         Notices.

All notices, requests, claims, demands and other communications under this Agreement will be in writing (including email, so long as a receipt of such email is requested and received and no “bounceback” or notice of non-delivery is received) and will be given to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a)            if to the Company, to:

IHS Holding Limited

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

Email: grouplegal@ihstowers.com

Attention: Group Legal

and with copies (which will not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Email: josh.dubofsky@lw.com; javier.stark@lw.com

Attention: Josh Dubofsky; Javier Stark

and

Walkers (Cayman) LLP

190 Elgin Avenue

George Town, Grand Cayman KY1-9001, Cayman Islands

Email: andrew.barker@walkersglobal.com

Attention: Andrew Barker

(b)            if to a Parent Party, to:

MTN Group Limited

216 14th Avenue

Roodepoort,

Johannesburg, South Africa

Email: lele.modise@mtn.com, kholekile.ndamase@mtn.com

Attention: Group Chief Legal and Regulatory Officer; Group M&A and Business Development Officer

with copies (which will not constitute notice) to:

Cravath, Swaine & Moore LLP

Two Manhattan West, 375 Ninth Avenue

New York, NY 10001

Email: rhall@cravath.com

Attention: Richard Hall

All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. London time on a Business Day in the place of receipt. Otherwise, any such notice, request, or communication will be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 9.3         Definitions.

(a)            For purposes of this Agreement:

“Action” means any criminal, judicial, administrative or arbitral action, audit, charge, claim, complaint, qui tam action, demand, hearing, investigation if, in the case of the Company, the Company has Knowledge thereof, litigation, mediation, proceeding, summons, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Adverse Recommendation Change” will occur if the Company Board (a) adopts, approves or recommends, or publicly proposes to adopt, approve or recommend to the shareholders of the Company, an Alternative Proposal, (b) fails to include the Company Recommendation in the Proxy Statement when required under this Agreement; (c) fails to make, changes, withholds, withdraws, qualifies or modifies or proposes publicly to change, withhold, withdraw, qualify or modify the Company Recommendation in a manner adverse to the Parent Parties; (d) takes any public action, or makes any public statement, filing or release adverse to the Company Recommendation (including recommending against the Merger or approving, endorsing or recommending any Alternative Proposal) or (e) fails to publicly reaffirm the Company Recommendation following any Alternative Proposal having been publicly made, proposed or communicated (and not publicly withdrawn) within ten (10) Business Days after Parent so requests in writing.

“Affiliate” of any Person means (a) another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided that for purposes of this definition as used in this Agreement, none of the Company or any of the Company Subsidiaries will be deemed to be Affiliates of the Parent Parties, and (b) this definition will not preclude the SEC from determining that, for purposes of Rule 13e-3 of the Exchange Act, a Party should be deemed an Affiliate and a “filing person” for purposes of the Schedule 13E-3 and, in that case, such Party will be subject to the same cooperating obligations set forth under clauses of (b) through (d) of Section 6.1.

“Aged Receivable” means any amounts overdue and unpaid under the terms of any Contract which are owed to the Company or any Company Subsidiary by Parent or any of its Affiliates.

“Alternative Proposal” means any proposal or offer (whether or not in writing), other than from the Parent Parties or their respective Affiliates, with respect to any (a) merger, amalgamation, scheme of arrangement, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination, or tender offer, share purchase or other transaction involving or relating to the Company, or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the total consolidated assets of the Company or to which 20% or more of the total consolidated revenue or net income of the Company are attributable, that would result in any Third Party beneficially owning, directly or indirectly, in one or a series of related transactions 20% or more of the outstanding equity interests or consolidated total assets of the Company or any successor or parent company thereto; (b) transaction in which any Person (or the shareholders of any Person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group that beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of Ordinary Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of any class of Ordinary Shares of the Company; or (c) any combination of the foregoing (in each case, other than the Transactions), excluding, in the case of clauses (a)-(c), any business or business division of the Company or the Company Subsidiaries to the extent located or operating in (or serving as a holding entity for any business or business division located or operating in) any jurisdiction in Latin America.

“Anti-Bribery Legislation” means all and any of the following: the U.S. Foreign Corrupt Practices Act of 1977; the U.K. Bribery Act 2010, and any other applicable Laws relating to bribery or corruption.

“Antitrust Law” shall mean all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Applicable Subsidiary” shall mean the applicable Subsidiary of the Surviving Company at which a Person who was, immediately prior to the Effective Time, a holder of a Company PSU or Company RSU, is employed.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York, the Cayman Islands, London, United Kingdom or Johannesburg, South Africa.

“Cash and Cash Equivalents” means, with respect to the Company and the Company Subsidiaries, collectively, as of the date of determination, the aggregate amount (as determined in accordance with IFRS) of (a) all cash of the Company and the Company Subsidiaries, determined on a consolidated basis in accordance with IFRS, net of any outstanding (uncleared) checks, drafts, wire transfers and deposits in transit, and (b) all cash equivalents and marketable securities of the Company and the Company Subsidiaries, determined on a consolidated basis in accordance with IFRS.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company SEC Documents.

“Company Balance Sheet Date” means September 30, 2025.

“Company Benefit Plan” means each employee benefit plan, program, or policy that is maintained or sponsored or contributed to by the Company or a Company Subsidiary in respect of employee severance, termination pay, bonus, equity or equity-based award, pension, health insurance, life and accident insurance, retirement or long-term incentive plans, in each case for the benefit of any current or former employee, director or officer of the Company or a Company Subsidiary, but excluding any plan, program or arrangement mandated by applicable Law that is sponsored or maintained by a Governmental Entity.

“Company Board” means the Board of Directors of the Company.

“Company Funded Cash” means cash of the Company and the Company Subsidiaries (determined on a consolidated basis in accordance with IFRS) in the amount of $998,123,782 minus the aggregate amount of any Aged Receivables.

“Company Material Adverse Effect” means any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate with all other facts, events, occurrences, violations, inaccuracies, circumstances, changes, effects, events, developments or other matters (each, an “Effect”), is or would reasonably be expected to (i) have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) prevent, materially delay or impair the consummation by the Company of the Merger, excluding, solely in the case of clause (i) any such Effect to the extent resulting from:

(a)           changes in general economic, political, regulatory or legislative conditions or the financial, securities, credit or other capital markets (including changes in interest or currency exchange rates, tariffs or trade wars, commodity prices or raw material prices, increases in operating costs or capital expenses (including any disruption thereof) and any stoppage or shutdown of any activity by the United Kingdom or the Cayman Islands government, any other Governmental Entity in any jurisdiction in which the Company operates or otherwise or any default by the United Kingdom or the Cayman Islands government, any other Governmental Entity in any jurisdiction in which the Company operates or delays or failure to act by any Governmental Entity);

(b)           changes generally affecting the industry in which the Company and the Company Subsidiaries operate, including cyclical fluctuations and trends;

(c)           geopolitical conditions, acts of war and/or other hostilities, in each case including any outbreak or escalation thereof (whether or not declared), as well as sabotage or terrorism act (including cyber terrorism);

(d)           any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic, epidemic, plague, disease outbreak, quarantine restrictions, other outbreak or illness or public health event (whether human or animal), or other natural or man-made disaster, other than any changes involving any existing conflicts, acts of war or disputes;

(e)           changes or prospective changes in IFRS or applicable Law (or authoritative interpretation or enforcement thereof);

(f)            changes in the market price or trading volume of the Ordinary Shares or the credit rating of the Company (provided that an Effect underlying or that contributed to such changes may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect);

(g)           the failure of the Company and the Company Subsidiaries to meet internal, published or analysts’ expectations or projections, performance measures, operating statistics, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions (provided that an Effect underlying or that contributed to such failure may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect);

(h)           the announcement, pendency or consummation of the Transactions (including the Merger), including any litigation directly arising therefrom, in each case, solely to the extent attributable to the identity of the Parent Parties or their respective Affiliates, including the impact thereof on relationships, contractual or otherwise, with any Governmental Entity or any customers, suppliers, distributors, licensors, licensees, partners or employees of the Company or the Company Subsidiaries (it being understood that this clause (h) will not apply to the term “Company Material Adverse Effect” as used in Section 3.9, any representation or warranty contained in this Agreement to the extent that such representation and warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement (including Section 3.4 and Section 3.5), the announcement or pendency of this Agreement, the consummation of the Transactions, or the performance of obligations hereunder or thereunder, or Section 7.3(a) with respect to any such representation or warranty);

(i)            any Action in respect of this Agreement (or the Transactions), or the Proxy Statement or the Schedule 13E-3 (including breach of fiduciary duty and disclosure claims);

(j)            any action taken by Parent Parties or any of their Affiliates with respect to any commercial contractual arrangement or relationship between the Company and any Company Subsidiary, on the one hand, and the Parent Parties and their Affiliates, on the other hand;

(k)           any action taken by the Company or the Company Subsidiaries (A) at the written direction of Parent or (B) any action expressly required by any provision of this Agreement other than Section 5.1; and

(l)            any matter or item that is cured or corrected in full prior to the Closing, other than, in the case of clauses (a), (b), (c), (d) and (e), for such changes or events that have a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other participants engaged in the industries and in the geographical regions in which the Company and the Company Subsidiaries operate (which may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect but only to the extent of the incremental disproportionate effect thereof).

“Company Operating Cash Amount” means, as of the Measurement Date, the total Cash and Cash Equivalents of the Company and the Company Subsidiaries (including any Restricted Cash); provided, however, that, for purposes of calculating the Company Operating Cash Amount, (i) the Cash and Cash Equivalents of the Company and the Company Subsidiaries shall be reduced by (a) the aggregate amount of the payments to be made by the Company or a Company Subsidiary pursuant to Section 2.4, (b) the aggregate amount of the payments that are set forth on Section 3.13(f) of the Company Disclosure Letter, (c) the Company Funded Cash and (d) the Transaction Expenses, in each case to the extent not paid prior to the Measurement Date and (ii) the amounts of Cash and Cash Equivalents referred to in clauses (i)(a), (b) and (d) above shall not be Restricted Cash.

“Company-Owned Intellectual Property” means all Intellectual Property that is owned by the Company or a Company Subsidiary.

“Company PSUs” means performance stock units, granted to participants under the terms and conditions set forth under the Company Share Plan.

“Company Related Parties” means the Related Parties of the Company, its Affiliates and the Company Subsidiaries.

“Company RSUs” means restricted stock units, granted to participants under the terms and conditions set forth under the Company Share Plan.

“Company Shareholder Approval” means the affirmative vote of at least two-thirds of the votes cast by such shareholders of the Company as, being entitled to do so, vote in person or by proxy, at the Company Shareholders Meeting (voting together as a single class), authorizing and approving this Agreement, the Plan of Merger and the Transactions.

“Company Share Plan” means the IHS Holding Limited 2021 Omnibus Incentive Plan.

“Company Subsidiary” means any Subsidiary of the Company (or, following the Effective Time, any Subsidiary of the Surviving Company) other than any such entity organized, incorporated, registered or otherwise primarily operating in any jurisdiction in Latin America (or any entity that is a holding entity of any of the foregoing).

“Contract” means, with respect to any Person, any legally binding agreement, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, option, instrument, commitment, covenant-not-to-sue, or other legally binding arrangement of any kind, whether written or oral (in each case, other than purchase orders, invoices or statements of work): (a) to which such Person is a party; (b) by which such Person or any of its assets are legally bound or under which such Person has any legal obligation; or (c) under which such Person has any legal right or legal interest.

“Data Security Requirements” means, collectively, all of the following to the extent relating to the Processing of Personal Information, to data privacy or security or to data security breach notification requirements: (i) all applicable Laws (including Privacy Laws) and industry standards; (ii) Contracts into which the Company or any of the Company Subsidiaries have entered or by which the Company or any of the Company Subsidiaries are bound and (iii) posted, public-facing policies of the Company or any of the Company Subsidiaries that govern their respective uses of Personal Information.

“Environmental Law” means any Law relating to pollution or to the protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources, the climate, endangered or threatened species or human health and safety;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means, collectively, (i) each Ordinary Share owned by the Company as a treasury share (if any), (ii) each Ordinary Share that is owned by Parent or any of its Affiliates or Subsidiaries (including Merger Sub) but excluding Holdings, and (iii) each Ordinary Share owned by any direct or indirect wholly owned Subsidiary of the Company, in each case, as of immediately prior to the Effective Time.

“Exclusivity Agreement” means the exclusivity agreement, dated as of September 26, 2025, entered into by and between the Company and Parent, as amended.

“Government Official” means (a) an employee, officer or representative of, or any person otherwise acting in an official capacity for or on behalf of a Governmental Entity; (b) a legislative, administrative, or judicial official, regardless of whether elected or appointed; (c) an officer of or individual who holds a position in a political party; (d) a candidate for political office; (e) an individual who holds any other official, ceremonial, or other appointed or inherited position with a government or any of its agencies; or (f) an officer or employee of a supranational organization (e.g., World Bank, United Nations, International Monetary Fund).

“Governmental Entity” means any United Kingdom, South Africa, Cayman Islands or any other national, supranational, foreign, provincial, state, municipal or local government, governmental, regulatory, taxing or administrative authority, agency, body, branch, or bureau, boards, instrumentality or commission or any court, tribunal, judicial or arbitral body, industry or trade, including competition authorities and any institution or any agency thereof. The term also includes officials, employees or representatives, of the entities outlined in this definition.

“Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, per- and poly-fluorinated substances, hazardous or toxic substances and any other chemical, material, substance or waste that is regulated or may result in Liability under any Environmental Law.

“Holdings Board” means the Board of Directors of Holdings.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IHS South Africa” means each and any of IHS South Africa Holding Proprietary Limited and its Subsidiaries (as the context may require).

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any accrued and unpaid prepayment fees or penalties; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding trade accounts payable of such Person incurred in the ordinary course of business); (d) all lease obligations (other than operating leases) of such Person that are required to be capitalized in accordance with IFRS on the books and records of such Person; (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed; (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof); (g) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon and not reimbursed; and (h) all guarantees and keep-well arrangements of such Person of any Indebtedness of any other Person, other than a wholly owned Subsidiary of such Person.

“Intellectual Property” means all intellectual property in any jurisdiction, whether registered or unregistered, including: (a) patents and patent applications; (b) trademarks, trademark registrations, trademark applications, service marks, trade names, business names and brand names; (c) intellectual property rights in work of authorship, copyrights, including copyright registrations and copyright applications, and database rights; (d) intellectual property rights in computer software programs, including all rights in source code, object code, systems, specifications, network tools, data, databases, firmware, designs and documentation related thereto; (e) intellectual property rights in internet domain names and social media handles; and (f) trade secrets and other intellectual property rights in know-how and other information of a confidential and proprietary nature.

“Intervening Event” means any material fact, event, circumstance or development or material change in circumstances with respect to the Company and the Company Subsidiaries taken as a whole that (a) was neither known to the Company Board nor reasonably foreseeable as of the Agreement Date; and (b) does not relate to (i) any Alternative Proposal; (ii) any acquisition or disposition by the Company or any of the Company Subsidiaries of any business or assets (whether by merger, sale of shares, sale of assets or otherwise); (iii) any changes in currency, general economic, political, regulatory or legislative conditions or the financial, securities, credit or other capital markets; or (iv) changes after the Agreement Date in the market price or trading volume of the Ordinary Shares or the credit rating of the Company (it being understood that matters underlying the changes described in this clause (iv) may, to the extent not in contravention of the foregoing clause (a), be deemed to constitute, or be taken into account, in determining whether there has been an Intervening Event).

“IT Assets” means all computer systems, hardware, interfaces, networks, equipment, workstations, switches and data communication lines and other information technology equipment and infrastructure owned, leased or licensed by the Company and the Company Subsidiaries and used by them in connection with the conduct of their businesses.

“Judgment” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, determination, award, settlement agreement, corporate integrity agreement, arbitration ruling, deferred prosecution agreement, subpoena, civil investigative demand, verdict, assessment or agreement issued, promulgated or entered by or with any Governmental Entity.

“Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Company’s Knowledge, the actual knowledge (after reasonable inquiry) of the officers of the Company or Company Subsidiaries set forth in Section 9.3(a) of the Company Disclosure Letter, and, in the case of the Parent Parties, the actual knowledge (after reasonable inquiry) of the officers of Parent as set forth in Section 9.3(a) of the Parent Disclosure Letter.

“Law” means any national, supranational, state, provincial, municipal or local statute, law, resolution, constitution, treaty, ordinance, code, regulation, statute, rule, notice, regulatory requirement, Judgment, stipulation, determination, requirement or rule of law (including common law), code or edict issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liabilities” means any and all liabilities, obligations and Indebtedness, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, on- or off-balance sheet or required to be recorded on a balance sheet prepared in accordance with IFRS, including those arising under any Law, those arising under any Contract, or otherwise.

“Lien” means, with respect to any property or asset, any lien, pledge, hypothecation, claim, mortgage, violation, charge, security interest, preferential arrangement, restrictive covenant, or encumbrance, condition or restriction of any kind, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Made Available” means that the referenced documents or other information and materials were (a) made available to Parent or its Representatives prior to the execution of this Agreement (i) in the physical or electronic data rooms established for Parent’s due diligence in connection with the Transactions or (ii) through electronic mail or (b) included in the Company SEC Documents.

“Market Countries” means Cameroon, Côte d’Ivoire, Nigeria, South Africa and Zambia.

“Measurement Date” means the date that is five (5) Business Days prior to the Closing Date.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“Minimum Operating Cash Amount” means $355,000,000.

“Non-Disclosure Agreement” means the non-disclosure agreement, dated as of January 27, 2025 entered into by and between the Company and Parent, as amended.

“NYSE” means the New York Stock Exchange.

“Parent Board” means the Board of Directors of Parent.

“Parent Debt Facilities” means the facilities as set forth in Section 4.11(b) of the Parent Disclosure Letter.

“Parent Material Adverse Effect” means any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate with all other facts, events, occurrences, violations, inaccuracies, circumstances, changes, effects, events, developments or other matters, is or would reasonably be expected to materially adversely affect the ability of the Parent Parties to perform their respective obligations under this Agreement, or prevent or materially impair or materially delay the consummation of the Merger or the other Transactions by the Parent Parties.

“Parent Parties” means, collectively, Parent, Holdings and Merger Sub.

“Parent Related Parties” means the Related Parties of the Parent Parties and their Affiliates.

“Per Share Merger Consideration” means, with respect to each applicable Ordinary Share, an amount equal to $8.50.

“Permitted Liens” means, collectively, (a) suppliers’, mechanics’, cashiers’, workers’, carriers’, workmen’s, legal hypothecs, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business for amounts that are not yet delinquent, or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established in accordance with IFRS; (b) Liens for Taxes, utilities and other governmental charges, assessments or claims that are not yet delinquent, or that are being contested in good faith by appropriate proceedings and as to which reserves have been established in accordance with IFRS; (c) Liens imposed or promulgated by Law or any Governmental Entity, including securities laws, requirements and restrictions of zoning, permit, license, building and other applicable Laws, and development, site plan, subdivision or other agreements with municipalities that are not presently violated and that do not, individually or in the aggregate, materially interfere with the business of the Company and the Company Subsidiaries as currently conducted; (d) non-exclusive licenses to Intellectual Property entered into in the ordinary course of business; (e) statutory or other Liens of landlords of Leased Real Property or counterparties to Property Contracts; (f) pledges and deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business; (g) any easements, licenses, covenants, rights-of-way or other similar non-monetary Liens that affect any real property and that do not, individually or in the aggregate, materially interfere with the business of the Company and the Company Subsidiaries as currently conducted at such real property; (h) Liens created by the Parent Parties or any of their respective Affiliates; (i) purchase money Liens and Liens securing obligations under capital lease arrangements or otherwise under any credit facilities; and (j) Liens set forth in Section 9.3(b) of the Company Disclosure Letter.

“Person” means any natural person, firm, corporation, partnership, company, exempted company, limited liability company, trust, joint venture, association, Governmental Entity, or other entity.

“Personal Information” means any information (i) about an identified or identifiable natural person or (ii) that is otherwise protected by or subject to any Data Security Requirement or any “personal information”, “personal data”, “personally identifiable information”, or “protected health information” as defined under applicable Privacy Law.

“Plan of Merger” means the Plan of Merger substantially in the form attached hereto as Exhibit A, to be executed and delivered by the Company and Merger Sub under the CICA as provided by the terms hereof.

“Privacy Laws” shall mean all applicable Laws governing the Processing and security of Personal Information, as well as any regulations promulgated thereunder.

“Process” means access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, sorting, treatment, compromise, modification, manipulation, transmission, performance of operations on, enhancement, aggregation, destruction, or disposal of any data (and “Processing” or “Processed” have correlative meanings).

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment.

“Representatives” of a Person means its officers, directors, managers, employees, accountants, consultants, legal counsel, financial advisors, and agents and other representatives acting on its behalf.

“Restricted Cash” means, without duplication, (i) the amount of any Cash and Cash Equivalents that are not freely available for immediate use by the Company and the Company Subsidiaries because they are held as a deposit or because they are otherwise subject to an applicable legal or contractual prohibition on use and (ii) the amount of any incremental withholding Taxes (using applicable Tax rates in effect at Closing, and after taking into account the benefit of any Tax credits or similar benefits in respect of such amounts) payable after the Closing by the Company or Company Subsidiaries as a result of the distribution of such Cash and Cash Equivalents via dividend or other equity distribution by a Company Subsidiary to the Company for the purpose of making payments at or in connection with the Closing (it being understood that the amount set forth in this clause (ii) shall comprise only the amount of such incremental Taxes and not the remaining balance of Cash and Cash Equivalents that are or may be distributed), provided that, in each case of the foregoing clauses (i) and (ii), the Company and Company Subsidiaries shall be presumed to utilize their Cash and Cash Equivalents to make payments at or in connection with the Closing in the manner that reduces the amount of any withholding Taxes to the greatest extent reasonably practicable (including by using Cash and Cash Equivalents to make any applicable payments in their own jurisdiction before using it to make a distribution that would result in withholding Tax).

“Sanctioned Country” means, at any time, a country, region, or territory that is itself the subject of comprehensive Sanctions (currently, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person that is: (a) identified on any Sanctions-related list of designated Persons maintained by (i) the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State (“OFAC”), (ii) the United Nations Security Council, (iii) the European Union, (iv) Israel or (v) the United Kingdom; (b) any person that is located, organized, or resident in a Sanctioned Country, or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) and (b).

“Sanctions” means economic or financial sanctions or trade embargoes administered or enforced from time to time by (a) the government of the State of Israel, (b) OFAC; (c) the United Nations Security Council; (d) the European Union; (e) the United Kingdom; or (f) sanctions as implemented under the laws of the Cayman Islands or extended to the Cayman Islands by the Orders of His Majesty in Council, except to the extent inconsistent with U.S. Law.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Service Provider” means, at any time, any director, officer, employee, consultant or individual independent contractor of the Company or any of the Company Subsidiaries (including any Applicable Subsidiary).

“Significant Company Subsidiary” means any Company Subsidiary that would be a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act, as such regulation is in effect on the date hereof.

“Specified Business Conduct Laws” means: (a) the Anti-Bribery Legislation; (b) applicable Sanctions; (c) all applicable legal requirements relating to the import, export, re-export, transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State and customs Laws and regulations administered by U.S. Customs and Border Protection; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable legal requirements relating to money laundering.

“Subsidiary” with respect to any entity, means that such entity is a “Subsidiary” of another Person if (a) such other Person directly or indirectly owns, beneficially or of record (i) an amount of voting securities or other interests in such entity, or a contractual or similar right, that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (ii) at least a majority of the outstanding equity interests of such entity, (b) such other Person is a managing or controlling member or general partner of such entity or (c) such other Person holds the power, or is otherwise contractually entitled, to direct and control such entity.

“Superior Proposal” means any bona fide written proposal or offer made by a Third Party, which was not obtained in violation of Section 5.5, pursuant to which such Third Party would acquire, directly or indirectly, (a) 100% of the Ordinary Shares of the Company (other than any Ordinary Shares owned, directly or indirectly, by such Third Party and its Affiliates) or (b) a single Third Party would acquire, directly or indirectly, all or substantially all of the consolidated total assets of the Company and the Company Subsidiaries, taken as a whole, in each case (i) on terms that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) to be more favorable from a financial point of view to the holders of Ordinary Shares (other than the Parent Parties and their Affiliates) than the Merger, taking into account all factors that the Company or the Company Board determines are relevant (which shall include the identity of the counterparty), the terms and conditions of such proposal and this Agreement (including any changes proposed by the Parent Parties to the terms of this Agreement, and the expected timing and likelihood of consummation of such proposal) and (ii) in respect of which it has been demonstrated to the satisfaction of the Company Board, in its good faith judgment (after consultation with outside counsel and its financial advisors) that adequate arrangements have been made in respect of any financing required to consummate such proposal. For the avoidance of doubt, (x) the threshold set forth in the foregoing clause (a) shall be deemed satisfied regardless of whether such proposal or offer allows certain members of management or key shareholders of the Company to retain their Ordinary Shares or otherwise exchange their Ordinary Shares for equity interests in the Surviving Company or in the Third Party buyer or its Affiliates and (y) for the purposes of determining whether such other offer or proposal is a Superior Proposal, the exercise of dissenter rights in accordance with Section 238 of the CICA by any shareholder of the Company shall not impact whether the threshold set forth in the foregoing clause (a) is satisfied.

“Tax Returns” means any return, declaration, report, estimate, election, claim for refund or information return or other statement or form filed or required to be filed with any taxing Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any supplement or amendment thereof.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital shares, franchise, profits, withholding, social security, unemployment, disability, digital services, real property, personal property, sales, use, transfer, registration, ad valorem, value added, registration, recording, filing, alternative or add-on minimum or estimated tax or other tax imposed by a Governmental Entity, in each case in the nature of a tax, including any interest, penalty, or addition thereto.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than any Parent Party or any of its Affiliates or Representatives.

“Towers” means any ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, in each case which is deployed to support wireless transmission equipment.

“Transaction Expenses” means all out-of-pocket fees, costs and expenses of the Company or any Company Subsidiary that are (x) incurred and unpaid as of the Agreement Date and (y) incurred between the date of this Agreement and Closing, in each case, in connection with the Merger and the Transactions and all material asset dispositions by the Company or any Company Subsidiary undertaken between the date of this Agreement and Closing, in each case that are payable by the Company to its third-party professional advisors, including, for avoidance of doubt, any fees, costs expenses, payments and expenditures of legal counsel, accountants, brokers, finders, financial advisors or investment bankers.

“Transactions” means the transactions contemplated by this Agreement and the Plan of Merger, including the Merger.

For purposes of determining whether a Company Subsidiary is “wholly owned”, de minimis director’s qualification shares shall not be taken into account.

For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement:

Defined Term
Action	Section 9.3
Adverse Recommendation Change	Section 9.3
Affiliate	Section 9.3
Aged Receivable	Section 9.3
Aggregate Merger Consideration	Section 2.2(a)
Agreement	Recitals
Agreement Date	Recitals
Alternative Proposal	Section 9.3
Anti-Bribery Legislation	Section 9.3
Antitrust Approvals	Section 6.3(a)
Antitrust Law	Section 9.3
Applicable Subsidiary	Section 9.3
Book-Entry Shares	Section 2.2(b)(ii)
Business Day	Section 9.3
Capitalization Time	Section 3.3(a)
Cash and Cash Equivalents	Section 9.3(a)
Certificates	Section 2.2(b)(i)
CICA	Recitals
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 9.3
Company	Recitals
Company Articles of Association	Section 3.1
Company Balance Sheet	Section 9.3
Company Balance Sheet Date	Section 9.3
Company Benefit Plan	Section 9.3(a)
Company Board	Section 9.3
Company Disclosure Documents	Section 3.8(a)
Company Disclosure Letter	Article III

Company Employee	Section 6.7(a)
Company Equity Related Obligation	Section 3.3(b)
Company Funded Cash	Section 9.3(a)
Company Indemnified Parties	Section 6.4(a)
Company Material Adverse Effect	Section 9.3
Company Operating Cash Amount	Section 9.3
Company PSUs	Section 9.3
Company Recommendation	Section 6.1(e)
Company Related Parties	Section 9.3
Company RSUs	Section 9.3
Company SEC Documents	Article III
Company Share Plan	Section 9.3
Company Shareholder Approval	Section 9.3
Company Shareholders Meeting	Section 3.4(b)
Company Subsidiary	Section 9.3
Company Termination Fee	Section 8.3(a)
Company-Owned Intellectual Property	Section 9.3
Company-Registered Intellectual Property	Section 3.17(a)
Contract	Section 9.3
Current Insurance	Section 6.4(b)
Data Security Requirements	Section 9.3
Dissenting Shareholders	Section 2.3(a)
Dissenting Shares	Section 2.3(a)
DTC	Section 2.2(b)(v)
Effect	Section 9.3
Effective Time	Section 1.3
End Date	Section 8.1(b)(i)
Enforcement Expenses	Section 8.3(e)
Environmental Law	Section 9.3
Environmental Permits	Section 3.24
ERISA	Section 9.3
Exchange Act	Section 9.3
Excluded Contract	Section 3.15(a)(xi)
Excluded Shares	Section 9.3
Exclusivity Agreement	Section 9.3
Existing Indemnification Rights	Section 6.4(a)
Filed Company Contract	Section 3.15(a)
Government Official	Section 9.3
Governmental Entity	Section 9.3
Hazardous Materials	Section 9.3
Holdings	Recitals
Holdings Board	Section 9.3
IFRS	Section 9.3
IHS South Africa	Section 9.3
Indebtedness	Section 9.3
Inquiry	Section 5.5(a)
Intellectual Property	Section 9.3
Intervening Event	Section 9.3
IT Assets	Section 9.3
Judgment	Section 9.3
Knowledge	Section 9.3

Law	Section 9.3
Lease	Section 3.16(c)
Leased Real Property	Section 3.16(c)
Legal Restraints	Section 7.1(b)
Letter of Transmittal	Section 2.2(b)(i)
Liabilities	Section 9.3
Lien	Section 9.3
Made Available	Section 9.3
Market Countries	Section 9.3
Market TDI Tapes	Section 3.16(a)
Material Contract	Section 3.15(a)(xi)
Material Customer	Section 3.23
Material Supplier	Section 3.23
Maximum Amount	Section 6.4(b)
Measurement Date	Section 9.3
Merger	Recitals
Merger Sub	Recitals
Merger Sub Board	Section 9.3
Merger Sub Shareholder Approval	Section 4.2
Merger Sub Shares	Section 2.1(d)
Minimum Operating Cash Amount	Section 9.3
New Plans	Section 6.7(b)
Non-Disclosure Agreement	Section 9.3
Non-Paying Party	Section 8.3(e)
Non-Recourse Party	Section 9.13
Notice Period	Section 5.5(d)(i)
NYSE	Section 9.3
OFAC	Section 9.3
Ordinary Shares	Section 3.3(a)
Other Real Property	Section 3.16(d)
Owned Real Property	Section 3.16(b)
Parent	Recitals
Parent Board	Section 9.3
Parent Debt Facilities	Section 9.3
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Section 9.3
Parent Parties	Section 9.3
Parent Related Parties	Section 9.3
Parent Support Agreement	Recitals
Parent Termination Fee	Section 8.3(c)
Party	Recitals
Paying Agent	Section 2.2(a)
Payment Fund	Section 2.2(a)
Payment Fund Merger Consideration	Section 2.2(a)
Payor	Section 2.2(h)
Per Share Merger Consideration	Section 9.3
Permits	Section 3.10(a)
Permitted Liens	Section 9.3
Person	Section 9.3
Personal Information	Section 9.3
Plan of Merger	Section 9.3

Privacy Laws	Section 9.3
Process	Section 9.3
Property Contract	Section 3.16(d)
Proxy Statement	Section 6.1(a)
Related Parties	Section 8.3(b)
Release	Section 9.3
Representatives	Section 9.3
Required Approvals	Section 6.3(a)
Requisite Regulatory Approvals	Section 3.5(b)
Restricted Cash	Section 9.3
Sanctioned Country	Section 9.3
Sanctioned Person	Section 9.3
Sanctions	Section 9.3
Schedule 13E-3	Section 6.1(b)
SEC	Section 9.3
Securities Act	Section 9.3
Service Provider	Section 9.3
Special Dividend	Section 6.13
Specified Business Conduct Laws	Section 9.3
Subsidiary	Section 9.3
Superior Proposal	Section 9.3
Support Agreements	Recitals
Surviving Company	Recitals
Surviving Company Articles	Section 1.5
Tax	Section 9.3
Tax Returns	Section 9.3
Third Party	Section 9.3
Towers	Section 9.3
Traditional Real Property Tape	Section 3.16(a)
Transaction Expenses	Section 9.3
Transactions	Section 9.3
Transfer Taxes	Section 6.12(a)

Section 9.4         Interpretation.

(a)            When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference will be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit or Schedule but not otherwise defined therein has the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if”. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. When used in reference to the Company or any Company Subsidiaries, the term “material” shall be measured against the Company and the Company Subsidiaries, taken as a whole. The following general rules apply: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein will include any modification, amendment or re-enactment thereof, and any Law substituted therefor, in each case, as of the time of inquiry, representation, or covenant and all rules, regulations and statutory instruments issued or related to such Law. Any reference to a Governmental Entity will also be deemed to refer to any successor thereto unless the context requires otherwise. A reference to any agreement (including this Agreement), or Contract is, unless otherwise specified, to the agreement, Contract as amended, modified, supplemented or replaced prior to the Agreement Date (and Made Available to Parent, if included in the Company Disclosure Letter). Neither the specification of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party will use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between or among the Parties as to whether any obligation, item or matter is or is not material for purposes of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing between the Parties will be used in the interpretation or construction of this Agreement. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). References herein to a Person are also to its successors and permitted assigns. Unless otherwise specifically indicated, all references to “$”, “dollars” or “Dollars” will be deemed references to the lawful money of the United States of America, and reference to any amount in such currency, shall be deemed to include reference to an equivalent amount in any other currency; provided, that in the event there is any need to convert dollars to any foreign currency, or vice versa, for any purpose under this Agreement, the exchange rate shall be the then-prevailing exchange ratio for the conversion of those currencies to United States Dollars as published by Bloomberg at 5:00 p.m., Eastern Time, on the Business Day immediately preceding the applicable determination date. Any reference to “days” means calendar days unless Business Days are expressly specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day, provided, however, that the foregoing shall not apply to Section 5.5(d).

(b)            Each Party represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized directors and officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such Party’s respective counsel, and that it or its authorized directors and officers (as the case may be) are competent to execute this Agreement and have executed this Agreement free from coercion, duress or undue influence. The Parties have participated jointly in the negotiation and drafting of this Agreement in connection with the Transactions, with the opportunity to seek advice as to their legal rights from such counsel. In the event an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the Parties hereto and no presumption or burden of proof is to arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft hereof.

Section 9.5         Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy (a) such term or other provision will be fully separable; (b) this Agreement will be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof; and (c) all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.5 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.6         Counterparts.

This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 9.7         Entire Agreement; No Third-Party Beneficiaries.

This Agreement, taken together with the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Company Disclosure Letter, the Parent Disclosure Letter, the Plan of Merger, the Support Agreement and the Non-Disclosure Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the Merger and the Transactions; and (b) this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies except (i) as expressly set forth in Section 6.4, Section 8.3(b), Section 8.3(e) and Section 9.13 and (ii) from and after the Effective Time, the holders of Ordinary Shares, Company PSUs or Company RSUs shall be intended third-party beneficiaries of, and may enforce, Article I and Article II.

Section 9.8         Governing Law.

This Agreement, including all matters of construction, validity and performance and any action or counterclaim (whether in contract, tort, equity or otherwise) directly or indirectly arising out of or relating to this Agreement or any of the transactions or the negotiation, administration, performance and enforcement hereof, will be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under any applicable principles of choice or conflicts of laws of the State of New York, except to the extent the provisions of the laws of the Cayman Islands are mandatorily applicable, including: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of the Ordinary Shares and Excluded Shares, the rights provided for in Part 16 of the CICA with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the Merger Sub Board and the internal corporate affairs of the Company and Merger Sub.

Section 9.9         Assignment.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent will be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

Section 9.10      Specific Enforcement; Jurisdiction; Venue.

The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, subject to Section 8.3(g), the Parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a Party to cause the other Parties to consummate the Merger and the Transactions. It is agreed that, subject to Section 8.3(g), the Parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to below, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree, subject to Section 8.3(g), not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law, or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the Parties irrevocably agrees that any Action arising out of or relating to this Agreement will be brought and determined exclusively in the state and federal courts located in the County of New York, State of New York (and any appellate courts arising therefrom). Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any Action relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court as described herein. Each of the Parties further agrees that notice as provided herein will constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions (a) any claim that it is not personally subject to the jurisdiction of the courts of the County of New York, State of New York as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. In no event may a Party receive both specific performance that results in the occurrence of the Closing and any monetary damages, including, with respect to the Parent Parties, the Company Termination Fee and, with respect to the Company, the Parent Termination Fee.

Section 9.11       Waiver of Jury Trial.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT, THE MERGER OR THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 9.11.

Section 9.12       Disclosure Letter and Company SEC Document References.

The Parties agree that any reference in a particular Section of the Company Disclosure Letter will only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the Company that are contained in this Agreement, but only to the extent the relevance of that reference as an exception to (or a disclosure for purposes of) such other representations and warranties would be reasonably apparent on its face, without review of the underlying documents, notwithstanding the omission of a cross-reference to such other section or subsections.

Section 9.13       Non-Recourse.

Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, the Parties each covenant, agree and acknowledge that no Person other than a Party to this Agreement have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and that the Parties have no right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability hereunder shall attach to the former, present or future equity holders, controlling persons, directors, officers, shareholders, partners, members or employees, general or limited partners, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including a Party, each a “Non-Recourse Party”), through the relevant Party or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise by or through a claim, by or on behalf of the relevant Party against any Non-Recourse Party, by the enforcement of any assessment or whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise. Without limiting the foregoing, no claim will be brought or maintained by the Parties or any of their Affiliates or any of their respective successors or permitted assigns against any Non-Recourse Party that is not otherwise expressly identified as a party to this Agreement, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any Party set forth or contained in this Agreement, any exhibit or schedule hereto, any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of the relevant Party or any other Person delivered hereunder. The Non-Recourse Parties shall be express third-party beneficiaries of this Section 9.13.

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IN WITNESS WHEREOF, the Company and the Parent Parties have duly executed this Agreement, all as of the date first written above.

IHS HOLDING LIMITED

By:	/s/ Sam Darwish
	Name:	Sam Darwish
	Title:	Chairman & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Company and the Parent Parties have duly executed this Agreement, all as of the date first written above.

MTN GROUP LIMITED

By:	/s/ Ralph Mupita
	Name:	Ralph Mupita
	Title:	Director

MOBILE TELEPHONE NETWORKS (NETHERLANDS) B.V.

By:	/s/ Ralph Mupita
	Name:	Ralph Mupita
	Title:	Holder of a Power of Attorney

SUB-MERGER CO

By:	/s/ Ralph Mupita
	Name:	Ralph Mupita
	Title:	Director

[Signature Page to Agreement and Plan of Merger]